UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

VEMICS, INC.
(Name of Small Business Issuer in its charter)

Nevada
(State or other jurisdiction	95-4696799
of incorporation or organization)	(I.R.S. Employer Identification No.)

523 Avalon Gardens Drive, Nanuet, New York 10954
(Address of principal executive offices) (Zip Code)

Issuer's telephone number: (845) 371-7380

Copies to:

Scott Museles
Debbie Klis
Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
11921 Rockville Pike
Rockville, Maryland 20852
301-230-5200 (ph)
301-230-2891 (fax)

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Act:

Common Stock - $.001 par value

Title of each class

ITEM 1. DESCRIPTION OF BUSINESS

Business Overview

We supply organizations of all sizes with subscription-based access to fully collaborative, real-time productivity tools that accelerate the flow of information and education to a rapidly dispersing and highly mobile global workforce. Our Vemics LiveAccessTM solutions are focused on education, training and communications and combine multipoint video, voice and data collaboration technologies with industry specific content produced and backed by recognized leading expertise and deep customer support. The Vemics system replicates the same dynamic found in a live classroom or business meeting and can connect up to 90 endpoints in a single interactive meeting.

Our solutions enable organizations large and small to collaborate and learn face-to-face, online and in real-time from almost anywhere with minimal or no capital investment. We deliver bottom-line benefits for companies and institutions that need to expand collaborative reach beyond conference rooms and classrooms or need industry specific content delivered in real-time by leading trainers, subject matter experts and coaches.

Our turnkey solutions are designed to utilize existing or off-the shelf computer equipment and minimize or eliminate technology decisions. They encompass all of the features and services necessary for organizations to conduct online training, meetings or special events, with little or no capital investment and integrate fully with Microsoft’s Outlook, Outlook Calendar and Instant Messaging.

Our Vemics LiveAccess™ solutions are available as fully hosted and managed services. They adhere to or exceed industry standards for voice, video and data collaboration, can integrate easily with most currently deployed videoconferencing systems and the user interface can be customized for customer or industry specific applications. The system has video streaming and archiving capabilities. Our solutions also incorporate front-end management and administrative systems, data base management, registration and scheduling services and ROI summary analysis.

We believe that live, face-to-face, on-line communication is quickly becoming essential to the way that people work. Such on-line communication creates immediacy, intimacy and joint focus that simply cannot be accomplished by other methods. Time and distance barriers in today’s global business environment make virtual communications and collaboration tools essential to control costs, ensure timely and accurate information exchange and increase productivity.

Subject to raising additional capital, we believe that we are poised to expand aggressively into the market by providing customers with comprehensive conferencing, collaboration and learning solutions that include a hosted technology platform combined with consulting expertise, industry specific content and deep support, at a fraction of the cost of other solutions now available. Our solutions will:

•
Enable businesses to cost-effectively collaborate with and train their workforces, suppliers, service providers and customers, face-to-face and in real-time without heavy investment in IT infrastructure or the uncertainty of evolving technologies;

•	Allow businesses to reach their target audiences in a cost effective manner;

•
Supply content providers and subject matter experts with cost-effective virtual delivery vehicles that will enable them to reach deeper into their existing customer base and expand into currently unreachable markets while simultaneously reducing their cost; and

•	Act as catalysts for change, driving IP bandwidth usage for network service providers.

We intend to capture market share at the top of the online conferencing and collaboration pyramid where the money, demand and technical capability currently exist for high-end, real-time learning or meeting solutions. We also intend to pursue a rapidly increasing mobile and independent workforce, which has very similar characteristics to the general consumer market. This market is more technology savvy, better equipped and more willing to reach out for services that simplify work-life as well as home-life. This market will also provide a natural bridge into the general consumer space.

We believe we have a competitive advantage in view of the fact that our total end-to-end collaboration and learning solutions are available as hosted services. This feature enables customers to enjoy state-of-the-art real-time capabilities without the burden of acquiring new technologies themselves or undertaking a major capital investment. We believe that we are the only provider of single-source solutions that incorporate video, voice and data collaboration (either fully interactive or streamed); content and program production; certifications for continuing education credit; access to industry specific subject matter experts; and event and program archiving and deep customer support.

Businesses are finally looking seriously at the Internet as a way to simplify and accelerate the way they work, communicate and learn. We have observed a growing willingness to shift the ownership of business process and productivity solutions from the Company to service providers. We attribute this to the rise of social networking; the rapidly increasing demand for human interactivity regardless of time and distance; the demand for real-time information sharing; the current explosion in affordable broadband and networks; and the acceptance of implementing mission critical software as a service. Vemics sees two extraordinary opportunities that it can capitalize on now:

o	Delivering fully-collaborative learning solutions to end users regardless of location or connectivity options; and

o	Delivering fully collaborative, HIPAA compliant learning and productivity solutions to Healthcare Professionals regardless of location or connectivity options.

History

We incorporated in Nevada on November 2, 1992 as E & M Management, Inc. On September 8, 1998, we entered into a Plan and Agreement of Merger with Omninet International, Inc. and changed our name to Omninet International, Inc. on September 18, 1998. On December 6, 1999, we changed our name to OMII Corp. following the October 27, 1999 execution of a Mutual Termination Agreement and Release by Omninet International, Inc. and E & M Management terminating the Plan and Agreement of Merger entered into by the parties one year before on September 8, 1999.

In the Company’s early years, we explored business opportunities and then commenced operations in spring 1998 providing Internet services to users in the United Kingdom. On July 2, 1998, the Company acquired all of the issued and outstanding shares of the common stock of Colloquium Ltd., a Scotland-based provider of Internet services to the United Kingdom in exchange for 954,964 shares of Common Stock of the Company. Colloquium Ltd. generated losses from the date of acquisition, which led to the Company’s sale of the Colloquium Ltd. shares in May 1999.

Pursuant to a Share Exchange Agreement dated October 12, 2005, we issued an aggregate of 17,600,000 shares of Common Stock, representing approximately 80% of our Common Stock immediately outstanding after the transaction, to the stockholders of Vemics, Inc., a Delaware corporation (“Vemics Delaware”), in exchange for all of the outstanding stock of Vemics Delaware. Following this transaction, Vemics Delaware became a wholly owned subsidiary of the Company, though for accounting purposes Vemics Delaware is deemed to have been the acquirer in a “reverse merger.” In connection with reverse merger, we changed our name from OMII, Inc. to Vemics, Inc. None of the original OMII management or Board remained with the Company following the reverse merger.

Hereinafter, a reference to: “Vemics,” “we,” “us,” “our” and “the Company,” shall be deemed to refer to Vemics, Inc. and all of its subsidiaries, including Vemics Delaware.

Recent Acquisitions

NuScribe, Inc.

On October 17, 2006, we acquired all of the outstanding stock of NuScribe, Inc. in exchange for 10,000,000 shares of our Common Stock. NuScribe, an Austin, TX based corporation that is now a wholly owned subsidiary of the Company, provides innovative solutions to the medical industry, specifically to hospitals, physicians and their administrative staff. Their flagship product (now Vemics NuScribe™) is a voice-driven document creation and management system designed to reduce the cost and increase the accuracy of recording doctor/patient interactions. NuScribe’s revenues for the fiscal year ended June 30, 2006 were $365,103 and its net loss was $350,628. The results of NuScribe are included in the Company’s financial statements from the date of acquisition.

Currently, we have integrated NuScribe’s operations into the Vemics Healthcare services division. Operations within the healthcare services division continue to generate revenue under NuScribe’s previous mandate of selling advanced voice recognition technology and hardware to support this technology directly to physicians and multi-physician practices. NuScribe offers these complete systems at a cost to physicians of approximately $5,500 to $7,500 per system. For more information on the Healthcare Services division, please see “Healthcare Solutions” below.

NuScribe uses advanced voice recognition technology available today and is broadly applicable to any type of healthcare organization—from single and group practices to large hospital organizations. NuScribe is available as an online service (NuScribe Online™) or as customer-managed deployments. Both include electronic prescribing through the SureScripts® network used by 80% of the nation’s pharmacies.

NuScribe Online securely stores the doctor’s documents in a virtual repository and uses password protected, 128-bit SSL encryption to protect the information held or inputted into the database. It is fully HIPAA compliant and is compatible with most EMR (Electronic Medical Record) solutions currently used in the U.S. NuScribe has demonstrated success in selling its solutions directly into physicians’ offices, and with the recent expansion into its NuScribe Online solution, has generated a great deal of initial interest in incorporating the solution as an enterprise application within hospitals and hospital networks.

NuScribe Online is an internet-based application for creating and managing medical reports and documentation in a user-friendly environment. The document creation is accomplished by using the most accurate voice recognition engine available today. Customers can use NuScribe as a single user, or network the service throughout a larger group or enterprise. The system also allows the user to create and store documentation for printing, faxing or use with an EMR.

e-Learning Desktop, Inc.

On March 5, 2007, Vemics acquired the assets of e-Learning Desktop Inc. (ELD) a technology company based in British Columbia, Canada that has developed a learning platform that provides a safe, technology-based shortcut to a western education via an online virtual classroom for students worldwide. ELD had nominal revenues and losses since inception.

ELD has built relationships with North American educational institutions and has established a strong partner network throughout Asia that offers students, grades 4-8, the ability to obtain a western education online while also completing their local schooling in their home country. ELD students earn Western-standard course credits for their supplementary or enriched studies and, depending on the extent of their participation over multiple seasons, can win dual diploma status—from their domestic school system, and from ELD partner schools in North America.

Before our acquisition of ELD, ELD generated nominal revenues from its business model of enrolling K-12 age students in online courses with content generated by the University of Miami Online High School (UMOH) and delivered by ELD personnel online. This model has changed significantly post-acquisition and the relationship with UMOH has expired, on Vemics’ option. We have worked to develop and deliver U.S. and Canadian based Diploma English and other programming to Russia, Sweden and the Baltic States.

Vemics’ launch of its inaugural “Global Business English” program in conjunction with the University of Miami’s Division of Continuing and International Education (DCIE) opened with 60 participants from several multinational companies operating in Russia. The participants represent growing industries in the region including furniture, pharmaceuticals, oil and gas and banking, which project a need to train a minimum of 3,000 of their newly hired employees in Russia. We elaborate further on our education programs including those related to ELD below under “Education Programs.”

Products and Services

Vemics offers the following platforms as stand-alone or fully integrated solutions:

Vemics LiveAccess™ -- is a next-generation collaboration platform that delivers video, wideband audio and a full suite of web-collaboration tools in a single browser window accessible from PCs or Laptops enabling organizations and individuals to work and learn "virtually" as if everyone were in the same room.

NuScribe™ -- is a voice-recognition driven document creation and management system that enables physicians to create and manage patient medical records online using the most advanced voice recognition technology available on the market today. NuScribe is HIPAA compliant and include SureScripts® ePrescribing tools.

iMedicore™ -- is a collaborative online portal designed for and by medical professionals to facilitate practice productivity and the rapid, secure exchange of education, information and ideas in real-time. The commercial launch of this portal is scheduled for September 2007. The Beta launch is scheduled for July 2007 with the Alpha site currently in testing.

Basic services are provided free of charge in exchange for participation in practice relevant, ACCME accredited educational programming. Advanced services are available on a fee-for-service basis.

We have trademark protection for Vemics’ EP LiveOnlineTM, NuScribe™ and Vemics LiveAccessTM. In addition, on May 25, 2007, we applied to the US Patent and Trademark Office for trademark protection for the brand name trademark “IMEDICOR.” Further, we prepared a U.S. provisional patent application for "Video Conferencing Methods and Systems" (serial no. 60/901,397) with the US Patent and Trademark Office.

Operating Divisions

We currently deliver our products and services through two operating divisions: Education Solutions and Healthcare Solutions.

Education Solutions

General

Vemics designs and delivers distance-learning solutions online that are accessible from PCs, laptop’s, high-speed mobile phones, smart-phones, and internet enabled personal digital assistants (“PDAs”) worldwide. We collaborate with leading content providers and subject matter experts, assist them with instructional design and technology, and can provide the same services to customers for their in-house content. The programs will:

▪	Deliver learning in “bite sized” portions when and how the workforce is available;
▪	Shorten learning and training cycles;
▪	Shorten time-to-market; and
▪	Leverage existing infrastructure (PC’s, other devices, network).

All solutions replicate the dynamics of traditional classrooms and offer a significantly richer student experience than typical asynchronous online courses or other web based collaboration services. Vemics education solutions are designed to resolve three key business concerns—cost, quality and convenience. Vemics education solutions also address the three basic business attributes - drive more revenue, capture more market share, become more efficient in operations and communications, as follows:

▪
By providing access to portal-based eLearning programming in three formats (live two-way interactive, live streamed and archived), we broaden programming choice and reduce or eliminate the need to travel for education, training or meetings.

▪	By enabling two-way fully interactive programming, students and faculty can interact in real-time enriching the experience and the educational result.

▪
Portal-based solutions provide one place to go online for virtual classrooms and virtual study rooms accessible from anywhere there is a broadband connection to the Internet providing unprecedented end-user convenience.

Our virtual classrooms integrate the latest video, voice and data conferencing and collaboration technologies with application specific educational technologies and services essential for program success. Education solutions are available either as portal-based virtual classroom programs or as individual or serial online events. We can deliver all programs as live, two-way interactive sessions, as live, one-way streamed sessions, as archived asynchronous programs or in any combination. Although solutions vary somewhat based on specific customer needs, Vemics education solutions are replicable horizontally across all markets and generally include some or all of the following components:

▪	World-class content and instructors
▪	Voice, video and data collaboration
▪	Integrated educational technologies (i.e. learning, content management, assessment, recording and testing, others)
▪	Backend records and reports
▪	Student acquisition programs
▪	Marketing support

Technical Specifications
Wherever possible, Vemics solutions use existing computing equipment, IP network and Internet connections. Some peripheral equipment (web-cam, mic and headphones) may be necessary and recommended models are available on the Vemics website through a third-party supplier or can be substituted for equivalent models readily available at most electronics stores. Technical support is available 24x7 either live or by e-mail. The Vemics Virtual Classroom enables students to receive all or part of their course instruction over the Internet accessed from PCs, Laptop’s, high-speed mobile phones, smart-phones, and internet enabled PDAs worldwide. The near ubiquitous access enables students to continue their education at their own pace and increase information comprehension and retention.

Education Programs

The following describes a selection of programs that illustrate Vemics ability to provide educational reach utilizing multiple integrated technologies and services:

•
Global Business English. Vemics, in partnership with the University of Miami (UM), is currently delivering UM English programs in Russia to Compressor Controls Corporation, British Petroleum and Moscow State University. The virtual program is designed to help businesses and individuals develop conversational proficiency and self-confidence in speaking English. Each program features live online sessions with masters degree-level instructors, supported by highly trained teaching assistants and facilitators as well as asynchronous online components.

▪	Based on English programs offered by University of Miami since 1951
▪	Preparation for business English competency
▪	All instructors are University faculty with a minimum of a Master’s degree in field
▪	3-week Synchronous Video Classroom combined with a 4-month managed learning component complete with leading-edge educational technologies
▪	Three-level program with 4 classes per week
▪	Students can attend class from home, office or wherever a broadband internet connection is available
▪	Activities—educational, technological and cultural

•
Advanced English. This program concentrates on English fluency and includes Science, World Studies and Humanities in an “Online Immersion” process proven to improve learning outcomes. Pre- and Post-assessments and formal certification from our Canadian Partner Schools are included.

▪	16-week course with 60+ hours of direct contact with a native English speaking teacher
▪	40 minute classes, 4 times a week
▪	Flexible class schedules
▪	Access to over 6,000 hours of online courseware and educational software products

•
Global Business Russian. Beginning September 2007, Vemics, in partnership with Moscow State University, will deliver Russian language programs to non-Russian speaking employees of companies doing business in Russia. The virtual program enables businesses and individuals to develop conversational proficiency and self-confidence in speaking Russian. Each program features live online sessions with masters degree level instructors, supported by highly trained teaching assistants and facilitators as well as asynchronous online components.

▪	Preparation for business-related Russian competency
▪	All instructors are University faculty with a minimum of a Master’s degree in field
▪	3-week Synchronous Video Classroom combined with a 4-month managed learning component complete with leading-edge educational technologies
▪	Three-level program with 4 classes per week
▪	Students can attend class from home, office or wherever a broadband internet connection is available
▪	Activities—educational, technological and cultural
▪	Additionally, we will offer a basic three-week course in “survival” Russian

•
Global Business Chinese. Beginning September 2007, Vemics, in partnership with Beijing University, will deliver Mandarin Chinese language programs to non-Chinese speaking employees of businesses doing business in China. The virtual program is designed to help businesses and individuals develop conversational proficiency and self-confidence in speaking Chinese. Each program features live online sessions with masters degree level instructors, supported by highly trained teaching assistants and facilitators as well as asynchronous online components.

▪	Preparation for business-related Chinese competency
▪	All instructors are University faculty with a minimum of a Master’s degree in field
▪	3-week Synchronous Video Classroom combined with a 4-month managed learning component complete with leading-edge educational technologies
▪	Three-level program with 4 classes per week
▪	Students can attend class from home, office or wherever a broadband internet connection is available
▪	Activities—educational, technological and cultural
▪	Additionally we will offer a basic three-week course in “survival” Chinese

•
EP LiveOnline™. Vemics and EP Global Communications, Inc., our joint venture partner in EP LiveOnline™, currently deliver certified Continuing Medical Education programming underwritten by leading pharmaceutical and medical device companies and endorsed by numerous medical academies and societies such as the American Academy of Developmental Medicine and Dentistry and the Child Neurology Foundation. Programs are designed to reach pediatricians, family practitioners, neurologists, pediatric neurologists, occupational therapists, physical therapists, speech/language pathologists, orthopedic surgeons, nurses, students, teachers, families and caregivers. Vemics’ joint venture with EP Global Communications, Inc. to establish and operate EP LiveOnline™ is intended to provide educational information to families and continuing medical education courses to doctors, nurses and caregivers and administrators serving the 54 million Americans with chronic disabilities and special medical needs.

Medical content is approved by ACCME accredited institutions and medical schools such as the University of Tennessee Medical School, the University of Pittsburgh Medical School and the University of Medicine and Dentistry-New Jersey among others. All programs are taught by leading physicians, faculty or medical experts selected and approved by the accredited sponsor. Since its inception in December 2006, the program has reached more than 4,000 students and has programming scheduled through December 2007.

Healthcare Solutions

General

Vemics designs and delivers online, portal-based productivity solutions that enable the secure, HIPAA compliant distribution of patient medical information, access to practice relevant educational information and the ability to expand consults and referrals rapidly. Vemics iMedicor™ provides basic services free of charge in exchange for participation in Continuing Medical Education or other practice-relevant educational programming. Advanced services are available on a fee-for-service basis. The commercial launch of this portal is scheduled for September 2007. The Beta launch is scheduled for July 2007 with the Alpha site currently in testing.

The following basic services are provided free of charge to physicians and medical support personnel.

➢
Secure HIPAA Compliant Patient Information Exchange and File Transfer. HIPAA guidelines preclude the use of regular e-mail for transporting patient medical information creating unnecessary delays in moving medical information and ideas. iMedicor’s Messaging and File Transfer features operate within a closed encrypted network that is accessible by participating members only. These features provide complete security and the rapid exchange of personal health information, which greatly accelerates the speed of healthcare.

➢
Professional Community, Referrals and Consults. Physicians and other medical professionals typically collaborate very little outside of their local circle of influence often due to the challenges of identifying and building a database of trusted peers. iMedicor makes it easy to identify, invite and collaborate with a constantly growing membership base. Members can review other member bios, read posted papers and articles, contribute and share information and ideas, consult, provide referrals and choose when and with whom they wish to communicate.

➢
Practice-Relevant and ACCME Accredited Programming. iMedicor provides access to the best in online practice-relevant education and continuing medical education (CME). Portal members subscribing to free basic services can access traditional on-demand (asynchronous) programs and view live, streamed programming and video archives. Portal members subscribing to enhanced services can participate in live, two-way interactive programs and events via the portals’ video, voice and data collaboration tools. Participants can see, hear and interact with presenters, view a streamed version of the live presentation or access the session in archived form after the event. The iMedicor instructional design team is available to work with accredited CME providers to develop live programming and events.

The following enhanced services will be offered on a fee for service basis with an anticipated monthly subscription of $99.00 per user:

➢
Voice-Driven Document Creation. Medical documentation is one of the most expensive and time-consuming components of practicing medicine. iMedicor’s simplified document creation system (Vemics NuScribe™) lets users create notes and patient medical records using easy-to-use, highly accurate, voice recognition software saving them both time and money.

➢
ePrescribing. iMedicor’s simplified document creation system also incorporates electronic prescribing feature (SureScripts™) that offers drug interaction checking, formulary, full electronic contact with most pharmacy chains and drug information sheets that can be printed out and sent home with the patient.

➢
Real-time Communication and Collaboration. The ability to exchange information and ideas in real-time, adds a human dimension not otherwise possible or affordable by any other means. iMedicor maximizes time and eliminates distance using the latest in video, voice and data collaboration tools (Vemics LiveAccess™) and enables members to securely meet face-to-face online for consultations, referrals or general communications from virtually anywhere in the world.

Technical Specifications

Wherever possible, Vemics solutions use existing computing equipment, IP network and Internet connections. Through its newly formed strategic alliance with Sprint, Vemics can bundle wireless broadband “air-cards” with each license. Some peripheral equipment (web-cam, mic and headphones) may be necessary and recommended models are available on the Vemics website through a third party supplier or can be substituted for equivalent models readily available at most electronics stores. Technical support is available 24x7 either live or by email.

Marketing and Sales

Vemics is focused on professional market segments (e.g., medical, legal, financial services and pharmaceutical) that have demonstrated an immediate need for rapid information and knowledge transfer, interactive communication and collaboration. Target segments are required to fulfill annual mandates for compliance, regulatory, licensing or continuing education (CE) and have the resources to fund visually enabled collaborative technologies to address those needs.

Education Solutions

In the Education market, Vemics will deliver best-in-class educational programming to the international business marketplace. We will provide highly sought after programs (such as Global Business English, Global Business Russian, Global Business Chinese and others) designed and configured for delivery to PCs, laptop’s, high speed mobile phones, smart-phones, and internet enabled PDAs worldwide.

Vemics will seek to gain access to the market through leading colleges and universities, network providers, international chambers of commerce and government educational offices. We have relationships in place with the University of Miami, Moscow State University, MoscomNET, Masergy as well as the medical content providers discussed below. We will continue to build on the success of the initial programs developing additional relationships and a growing catalog of course programming.

Healthcare Solutions

In the healthcare market (medical and pharmaceutical), Vemics will introduce iMedicor, a secure, HIPAA compliant professional portal designed to provide members networking and productivity tools that will improve practice efficiency and patient results. Each member of the resulting “community” will have convenient, affordable “live access” to all other members of the community, giving each the ability to communicate, collaborate, market, buy or sell products, services, share and distribute information and educational content in real-time, face-to-face without barriers of time and distance. By aggregating these communities, Vemics intends to build significant customer asset value while simultaneously creating competitive barriers to entry.

Vemics will seek to gain access to the market through medical organizations, societies and academies. The company will seek to form strategic alliances with these organizations for the delivery of educational content and to provide collaboration and productivity solutions to the membership. We intend to gain additional market access through our expanding relationship with medical schools. We currently have relationships with UMDNJ, the University of Tennessee Medical School, Thomas Jefferson Medical School and the University of Pittsburgh Medical School.

Our partnership with EP Global Communications, Inc. provides complete access to the Developmental Disabilities Community. In December 2005, we signed an exclusive partnership agreement with EP Global Communications, Inc. (OTCBB: EPGL), publisher of Exceptional Parent Magazine.  Under the worldwide agreement, we received exclusive distribution rights to EP Global's proprietary content and EP Global received exclusive access to the Vemics LiveAccessTM platform in the delivery of health care and educational content to the special needs community.  The two companies now share in revenues resulting from purchases of EP's content delivered through Vemics.

Advertising, Promotion, Public Relations, Media Programs

Vemics, Inc. has retained the Chicago-based public relations firm of Martin E. Janis & Company, Inc. to carry out a public relations program designed to introduce the Company's products and services to news media. The public relations program is anticipated to include print, broadcast, Internet and other reporters from national business publications, trade journals, television and radio stations and all other applicable news media.  Further, we intend to accomplish our public relations campaign through a variety of means including, but not limited to, the distribution of press releases, the arranging of press interviews, the placement of case histories in appropriate publications, and specific launches for Vemics' product lines, including iMedicor.

Sales Strategy

Vemics will conduct direct sales on a highly targeted basis utilizing senior divisional representatives and outside industry specific consultants to develop both key vertical customers and channels. Our selling efforts will be directed through targeted channels and we intend to incorporate new lead generation capabilities into our website. Education Solutions will pursue the following channels:

▪	Colleges and Universities
▪	Government Education Agencies
▪	IP network and WiFi providers
▪	Expanded and repeat sales through customers
▪	Trade Shows

Healthcare Solutions will pursue the following channels:

▪	Medical Organization, Societies and Academies
▪	Medical Schools
▪	CME and practice-relevant content providers
▪	Pharmaceutical and Medical Device Companies
▪	Trade Shows

Industry Overview

Vemics delivers comprehensive software-based productivity solutions to business, education and government available as hosted services. We are focused on two primary segments in each of these sectors: Education and Healthcare. The education sector offers two primary constituencies for Vemics to leverage:

▪
Content providers: colleges, universities, professional schools, K12 and a broad variety of subject matter experts, professional organizations and societies that develop industry relevant content for sale and / or distribution

▪	Content users: any organization or group with a need for industry specific or continuing education content

The Healthcare sector offers four primary constituencies for Vemics to leverage:

▪	Physicians / Healthcare Professionals: individual practitioners, small, medium and large group practices;
▪	Medical Organizations: medical societies, academies, hospitals, HMOs;
▪	Continuing Medical Education Providers: medical schools, medical organizations, other accredited professional medical content providers; and
▪	Pharmaceutical Companies and Medical Device Companies: hospitals, doctors that offer prescriptions, companies that manufacture prescription drugs, and medical device companies.

Market Size: e-Learning

Gartner reports that by the end of 2005 “e-Learning will be the single most-used application on the Web.” International Data Corporation (“IDC”) states that e-Learning revenues are currently at approximately $33 billion, a view also held by Gartner. Another consulting firm, Meta Group, says that 60 percent of all companies will deploy e-learning over the next two years. Cisco Systems CEO John Chambers declared that the increasing online traffic in “e-learning will eventually make e-mail look like a rounding error.”

According to IDC, the following market statistics for distance learning are driving many traditional colleges and universities to re-vamp their courses and degree programs to make them available online:

▪
There are 133 million U.S. adults or 66% of the adult population, which have Internet access today. That is over half the entire U.S. population and serves as a strong incentive for colleges and universities to re-vamp their programs to support this untapped educational market.

▪
Over 90% of college students access the Internet, with 50% accessing the Web daily, and this is on a global scale. Colleges and universities have also found that to stay relevant to their traditional students, they have had to create online and distance learning programs quickly to stay up with their learning needs.

▪	Over 87% of four-year colleges are already offering distance-learning courses
▪	In 2004, 2.2 million degree-seeking students were enrolled in distributed courses with a CAGR of 33% putting 2006 enrollment at approximately 3.9 million.
▪
The growth of distance learning on a global scale has the attention of companies as well - they plan on spending $272B in the next five years on in-house training and education programs, according to International Data Corporation.

▪	65% of all online courses worldwide had online discussion forms in 2005. This is a sign of how quickly the Internet’s performance is improving around the world.
▪
The reduced bandwidth required to support interactive, real time online discussions is great news for distance learning. Now even the most geographically remote student can get the education they want with the same dynamics of being in a live classroom regardless of distance.

Market Size: Software as a Service

According to Gartner, the global market for software as a service (SaaS) reached $6.3 billion last year and is on track to reach $19.3 billion by the end of 2011. Demand for conferencing and collaboration capabilities is projected to grow from $650 million at the end of 2005 to approximately $1.3 billion by 2009.

Market Size: Healthcare

Vemics is focused on providing online services for secure HIPAA compliant messaging and file transfer, access to best-in-class practice relevant education fully collaborative consults and referrals.

▪	Continuing Medical Education—ACCME's “Annual Report Data 2005,” total income topped $2.25 billion, a 9 percent increase over 2004's total income figures for the industry.
▪	Medical transcription—$8+ billion global market $6 billion US
▪
Secure File Transfer Services & Medical Portals—Specific data unavailable at this time. We believe it is safe to assume that including all forms of secure medical information delivery, both electronic and the more traditional methods like mail, fax, messenger and delivery service, the market is substantial.

Competition

The video conferencing, VoIP (i.e., technology platform with integrated high-quality voice/video) and data collaboration markets are fragmented. There are a number of well-funded and established players in these markets. Integrated video and VoIP have become buzzwords in the industry, and free services are available now through Yahoo, Microsoft and Skype, to name a few. These services are intermittent, do not provide for multiple end users, and the quality of the video is in our view substandard. Further, Vemics believes that there is no data collaboration, guaranteed access, customer support or standards of quality with these free services, which are necessary for a business or education-level standard of communications or collaboration.

Similarly, WebEx has a full suite of data collaboration tools as a paid service, but no integrated multi-point audio or video, requiring additional resources and infrastructure to provide the basics in a live meeting environment. Tandberg and PolyCom are both well-established high-end video conferencing services, but each require considerable capital outlay and infrastructure set-up to deploy and lack integrated data thus requiring additional services from other providers to complete the package.

Vemics believes that it differentiates itself technologically from its competitors by focusing on the dynamics of live in-person meeting and learning sessions by combining high quality video conferencing and a full suite of data and web conferencing tools into one seamless service. Vemics is responding to the need to reach greater numbers of participants in either classroom or meeting sessions. In response, Vemics has integrated the ability to video stream and provides on-line archiving of its sessions to an unlimited number of one-way participants.

The experience of Vemics’ senior management team brings together a unique mix of distance education, video and web conferencing technologies, asynchronous and synchronous learning designs, business service providers network services, corporate training, marketing, new product development and introduction, sales and operations and management experienced in the public markets. Further, Vemics believes that it has the following competitive advantages:

➢	Superior real time video, audio, collaboration, voice recognition, file transfer and interactive technologies within a community portal service;
➢	Addresses customer needs at the application level with the expertise and the commitment to provide best in class technologies, content, services and solutions;
➢	No up-front technology investment costs with Vemics; and
➢	Access to specific market segments through its alliance, and content partners that cannot be replicated by its competitors.

Employees

Vemics has fifteen full-time employees in the U.S. and eight full-time employees abroad. In addition, Vemics employs several part-time employees. Vemics has no collective bargaining agreements with its employees. Vemics believes that its employee relationships are satisfactory.

Our Common Stock

Our Common Stock is quoted on the over-the-counter Pink Sheets LLC electronic quotation service under the symbol “VMIC.PK.”

Corporate Information

Our principal executive offices are located at 523 Avalon Gardens Drive, Nanuet, NY 10954, and our telephone number is (845) 371-7380. Our website is located at www.vemics.com.

RISK FACTORS

An investment in our Common Stock is highly speculative and is not an appropriate investment for investors who cannot afford the loss of all or part of their investment. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition, and results of operations could be seriously harmed.

Our business is difficult to evaluate because we have a limited operating history.

Vemics was incorporated on July 17, 2001, but has only recently begun to generate meaningful revenue. Because of our limited operating history, we do not have significant historical financial information on which to base planned revenues and operating expenses. Vemics has emerged from its technical development stage whereby various models and testing were initiated that eventually became part of the updated business plan. For the first four years, gross revenue was slightly over $200,000 in total. For the fiscal year ended June 30, 2006, gross revenues were approximately $694,000. We expect to experience fluctuations in future quarterly and annual operating results that may be caused by many factors, including:

•	our ability to achieve significant sales for our products and services;
•	the cost of technology, software and other costs associated with production and distribution;
•	the size and rate of growth of the market for Internet products and online content and services;
•	the potential introduction by others of products that are competitive with our products;
•	the unpredictable nature of online businesses and e-commerce in general; and
•	the general economic conditions in the United States and worldwide.

In view of the foregoing, our results of operations and projections of future operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

We may need substantial additional capital.

We may require substantial additional funding to meet our future operating and capital expenditure requirements. To execute on our business plan successfully, as described elsewhere in this registration statement, we currently are seeking $3,000,000 to $5,000,000 in capital. The exact amount of funds raised, if any, will determine how aggressively we can grow and what additional projects we will be able to undertake. No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, our business will likely suffer.

Our success will be limited if we are unable to attract, retain and motivate highly skilled personnel.

Our future success also will depend on our ability to attract, retain and motivate highly skilled engineering, community management, sales and other key personnel. Competition for such personnel is, at times, intense in the Internet industry, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel. In addition, our ability to generate revenues relates directly to our personnel in terms of both numbers and expertise of the personnel we have available to work on the projects. Moreover, competition for qualified employees may require us to increase our cash or equity compensation, which may have an adverse effect on earnings.

We may make strategic acquisitions or investments, which involves numerous risks, including the risk that we might pay too much for an acquisition or investment, that any transaction could distract management and that the failure to successfully integrated an acquired business could harm us and our stock price.

As part of our strategy to expand our services and revenues, we have acquired, and may acquire, or make investments in businesses, joint ventures, technologies, services or products we view as complementary. Identifying suitable acquisition or investment candidates at reasonable prices or on reasonable terms may be difficult, and the failure to do so could harm our growth strategy. If we do acquire a company or make other types of acquisitions, we could have difficulty integrating the acquired services, personnel or technologies. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As a result, the failure to consummate potential acquisitions or investments or to integrate them into the business properly could have a material adverse effect on our business, financial condition and operating results.

Any system failure or slow down could significantly harm our reputation and damage our business.

System failures would harm our reputation and reduce our attractiveness to clients. Our ability to attract potential clients will depend significantly on the performance of our network infrastructure. In addition, a key element of our strategy is to perform services for clients to increase their usage of our services. Usage of our online services could strain the capacity of our infrastructure, resulting in a slowing or outage of services and reduced traffic to clients’ web sites. We may be unable to improve our technical infrastructure in relation to increased usage of our services. In addition, the users of the systems we deploy for our clients depend on Internet service providers, online service providers and other web site operators for access to our web sites. Many of these providers and operators have also experienced significant outages in the past, and they could experience outages, delays and other difficulties due to system failures unrelated to our systems. We may provide some of our clients with a service level agreement guarantee based on the size of the client and the amount of the business generated with our Company. This guarantee could result in financial penalties to us that could have a material adverse effect on our business, financial condition and operating results.

Our network depends upon telecommunications service providers who could become direct competitors and limit or deny us access to their network, which would have a material adverse effect on our business.

We rely upon the ability and willingness of certain telecommunications service providers and other corporations to provide us with reliable, high-speed telecommunications service through their networks, including Glowpoint, Sprint and Verizon, among others. While these organizations are currently focusing on selling one or more components of our solutions such as technology, content, network access or equipment, they may decide to enter the collaboration and video communications market by providing video services over their Internet network, in which case they would directly compete with us. If this occurs, we cannot assure investors that these telecommunications service providers and other corporations would continue to provide service to us through their networks at reasonable prices, if at all. Failure to continue to be able to use such services would have a material adverse effect on our business.

We depend on third-party software to deliver specified aspects of our services.

Our products and services have a significant reliance on third-party software. If software purchased from third parties to perform aspects of our services does not function properly or is not updated, or the contractual relationships were to end, we would need to purchase new software from other third-party providers or develop replacement software on our own. Even though the third-party software we currently use would likely be replaceable through other third-party providers or developed internally, doing so would likely require increases in operating expenses and could cause a disruption in our business. This could have a material adverse effect on our business, financial condition and operating results.

We compete in a highly competitive market and many of our competitors have greater financial resources and established relationships with major corporate customers.

The collaboration and video communications industry is highly competitive. We compete with other independent distributors of video communications equipment such as WebEx, Centra, Polycom, Tandberg, Macromedia and Microsoft. In addition, a number of telecommunications carriers and other corporations including AT&T, MCI, Sprint and some of the regional Bell companies have entered into the video communications industry.

Many of these organizations have substantially greater financial and other resources than Vemics, furnish some of the same products and services provided by Vemics and have established relationships with major corporate customers that have policies of purchasing directly from them. We believe that as the demand for video communications systems continues to increase, additional competitors, many of which may have greater resources than Vemics, will continue to enter the video communications market.

Our future profitability depends on our ability to compete successfully by continuing to differentiate our products and services from the products and services of our competitors. If one or more of our competitors begins to offer integrated video-centric solutions, there may be a material adverse effect on our business, financial condition or operating results. We believe that our ability to compete successfully depends on a number of factors:

•	our ability to produce products that are superior in quality to that of our competitors;
•	our ability to deliver our products and services at a price that remains competitive with that of our competitors;
•	our ability to respond promptly and effectively to the challenges of technological change, evolving standards, and our competitors’ innovations;
•	our ability to timely deliver our products to consumers;
•	the scope of our products and services and the rate at which we and our competitors introduce them;
•	customer service and satisfaction; and
•	industry and general economic trends.

The establishment of our brand is important to our future success.

Establishing and maintaining a brand name and recognition is critical for attracting and expanding our client base. The promotion and enhancement of our name depends on the effectiveness of our marketing and advertising efforts and on our success in continuing to provide high-quality services, neither of which can be assured. If our brand marketing efforts are unsuccessful, our business could fail.

Our business could suffer if we are unable to protect our intellectual property rights or are liable for infringing the intellectual property rights of others.

We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success, and we rely upon trademark and copyright law, trade secret protection, and confidentiality and license agreements with our employees, strategic partners, and others to protect our proprietary rights, which can have only limited effectiveness. The development of the Internet has also increased the ease with which third parties can distribute our copyrighted material without our authorization.

We intend to pursue the registration of our material trademarks in the United States and, based upon anticipated use, in certain other countries. We may not be entitled to the benefits of such registration for an extended period to the cost and delay in effecting such registration. In addition, effective trademark, copyright and trade secret protection may not be available in every country in which our products are available. We expect that we may license, in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties.

We are subject to a legal proceeding (Vemics, Inc. v. Radvision, Ltd., 07 cv 00035 (CLB) (LMS), United States District Court for the Southern District of New York) described in “Legal Proceedings” below that involves our intellectual property. Further, we may be subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, copyrights and other intellectual property rights of third parties by us and our licensees.

Other parties may assert claims of infringement of intellectual property or other proprietary rights against us. These claims, even if without merit, could require us to expend significant financial and managerial resources. Furthermore, if claims like this were successful, we might be required to change our trademarks, alter our content or pay financial damages, any of which could substantially increase our operating expenses. We also may be required to obtain licenses from others to refine, develop, market and deliver new services. We may be unable to obtain any needed license on commercially reasonable terms or at all, and rights granted under any licenses may not be valid and enforceable. In the future we could be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of trademarks and other intellectual property rights of third parties by us and our licensees. Any such claims could have a material adverse effect on our business, financial condition and operating results.

We may be exposed to liability for publishing or distributing content over the Internet.

We may be subject to claims relating to content that is published on or downloaded from our web site or the web sites we operate for our clients. We also could be subject to liability for content that is accessible from our web site through links to other web sites. Although we carry general liability, multimedia liability and errors and omissions insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. In addition, any claims like this, with or without merit, could have a material adverse effect on our business, financial condition and operating results.

The disclosure or misuse of data we collect could harm our business.

If third parties were able to penetrate our network security or otherwise misappropriate our users’ personal information, we might be subject to liability. These could include claims for impersonation or other similar fraud claims. In addition, we currently use personal information we collect about the users of the services we provide to clients for internal information and to share with those clients to determine how to improve our services, applications and features, and to provide clients with feedback. These practices are limited by each client’s privacy policies. We could be subject to liability claims by clients’ users for misuses of personal information by the clients, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission has previously investigated various Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated. This could have a material adverse effect on our business, financial condition and operating results.

We face potential liability related to the privacy of health information we obtain.

Most health care providers, from which we may obtain patient information, are subject to privacy regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Although we are not directly regulated by HIPAA, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a health care provider that has not satisfied HIPAA’s disclosure standards. Further, we may face civil liability if our HIPAA compliant system fails to satisfy its disclosure standards. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our business will not succeed if we are unable to keep pace with rapid technological changes.

Our services and products are impacted by rapidly changing technology, evolving industry standards, emerging competition and frequent new use, software and other product introductions. There can be no assurance that we can successfully identify new business opportunities or develop and bring new services or products to market in a timely and cost-effective manner, or that our services, products or technologies developed by others will not render our services or products noncompetitive or obsolete. In addition, there can be no assurance that our services, products or enhancements will achieve or sustain market acceptance or be able to address compatibility, interoperability or other issues raised by technological changes or new industry standards.

If we suffer system failures or overloading of computer systems, our business and prospects could be harmed. The success of our online offerings is highly dependent on the efficient and uninterrupted operation of our computer and communications hardware systems. Fire, floods, earthquakes, power fluctuations, telecommunications failures, hardware “crashes,” software failures caused by “bugs” or other causes, and similar events could damage or cause interruptions in our systems. Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our websites. If our systems, or the systems of any of the websites on which we advertise or with which we have material marketing agreements, are affected by any of these occurrences, our business, results of operations and financial condition could be materially and adversely affected.

We presently carry insurance policies that cover losses that may occur due to any failures or interruptions in our systems. We do not presently have any secondary “off-site” systems or a formal disaster recovery plan. In addition, our users depend on Internet service providers and other Internet site operators for access to our websites. Many Internet service providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. If we experience any of these problems, and if our insurance did not cover the costs of such occurrences, our business, results of operations and financial condition could be materially and adversely affected.

Disruptions to the business of our strategic partners could affect our business.

The success of our business depends on the continued uninterrupted use of the technology supplied to us by our strategic partners. If the business operations of any of our strategic partners are materially disrupted, our operations may be disrupted and, as a result, our financial condition could be materially and adversely affected.

Regulatory and legal uncertainties could harm our business.

We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, it is possible that a number of laws and regulations will be adopted with respect to the Internet, covering issues such as user privacy, pricing, characteristics, e-mail marketing and quality of products and services. Such laws and regulations could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, and could thereby have a material adverse effect on our business, results of operations and financial condition.

We are dependent on our management and employees.

We are dependent on the services of our executive officers and key employees. As of this date, we have eighteen employees, five of whom are members of management. We currently maintain key-man life insurance policies on Fred Zolla and Brian Howell, both executive officers of the Company, in the amounts of $10,000,000 and $2,000,000, respectively. There can be no assurance, however, that we can obtain executives of comparable expertise and commitment in the event of death, or that our business would not suffer material adverse effects as the result of the death (notwithstanding coverage by key-man insurance), disability or voluntary departure of any such executive officer. Further, the loss of the services of any one or more of these employees could have a materially adverse effect on our business and our financial condition. In addition, we will also need to attract and retain other highly skilled technical and managerial personnel for whom competition is intense. If we are unable to do so, our business, results of operations and financial condition could be materially adversely affected.

The ownership of our Common Stock.

The exercise of outstanding warrants or conversions of outstanding convertible notes could result in substantial numbers of additional shares being issued, which will dilute existing stockholders’ potential ownership interests and may cause our stock price to decline.

As of July 1, 2007, we have issued warrants to purchase an aggregate of approximately 5,805,086 shares of Common Stock and  convertible notes in aggregate principal amount of $1,219,572 that are convertible into 1,387,966 shares of Common Stock. If exercised or converted, these securities will dilute existing stockholders’ percentage ownership of Common Stock. Unlike the common stock, those securities provide for anti-dilution protection upon the occurrence of stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions.

If one or more of these events occurs, the number of shares of Common Stock that may be acquired upon conversion or exercise would increase. Accordingly, if Vemics were to engage in a financing transaction involving the offering of Vemics common stock (or securities convertible into Vemics common stock) following conversion of some of all of the convertible notes, Vemics may be required to provide the holders that had previously converted the opportunity to maintain their percentage ownership interest in Vemics. The convertible notes do not specify the manner in which such anti-dilution protection is to be implemented. Vemics believes its obligations under the notes would be fulfilled by offering converting note holders the right to participate, on a pro rata basis, in any financing transaction occurring within 24 months after conversion on the same terms and at the same price as other investors.

During the terms of the warrants, the holders thereof are given an opportunity to benefit from a rise in the market price of the common stock, with a resultant dilution of the interests of existing stockholders. The existence of these warrants could make it more difficult for us to obtain additional financing while such securities are outstanding.

We may issue additional shares that could dilute your potential ownership interest and limit the ability of a third party to obtain voting control.

Some events over which investors in the Company have no control could result in the issuance of additional shares of our Common Stock or issuances of preferred stock (of which none is currently outstanding), which would dilute your ownership percentage in Vemics. We may issue additional shares of Common Stock:

•	to raise additional capital or finance acquisitions;
•	upon the exercise or conversion of outstanding warrants or convertible notes;
•	in lieu of cash payment of interest on our outstanding convertible subordinated notes; or
•	to vendors in exchange for products or services.

We will incur increased costs as a result of becoming a reporting company.

Following the effectiveness of this Registration Statement, we will be a Securities and Exchange Commission (“SEC”) reporting company. Prior to this time, we have not filed reports with the SEC and had no history operating as a reporting company. In addition, the Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies. For example, as a result of becoming a reporting company, we will be required to file periodic and current reports, proxy statements and other information with the SEC and we must adopt policies regarding disclosure controls and procedures and regularly evaluate those controls and procedures. As a reporting company, we will incur significant additional legal, accounting and other expenses in connection with our public disclosure and other obligations. Management has also been engaged in assisting executive officers, directors and, to a more limited extent, stockholders, with matters related to insider trading and beneficial ownership reporting. Although not presently applicable to us, in the future we will be required to establish, evaluate and report on our internal control over financial reporting and to have our registered independent public accounting firm issue an attestation as to such reports.

We have incurred, and expect to continue to incur, increased general and administrative expenses as a reporting company. We also believe that compliance with the myriad rules and regulations applicable to reporting companies and related compliance issues will divert time and attention of management away from operating and growing our business.

Being a public company also increases the risk of exposure to class action stockholder lawsuits and SEC enforcement actions, and increases the expense to obtain appropriate director and officer liability insurance on acceptable or even reduced policy limits and coverage. As a result, we may find it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our Common Stock is subject to the SEC’s penny stock rules, and, therefore, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

A penny stock is generally defined under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as any equity security other than a security that: (i) is an national market system stock listed on a “grandfathered” national securities exchange, (ii) is a national market system stock listed on a national securities exchange or an automated quotation system sponsored by a registered national securities association that satisfies certain minimum quantitative listing standards, (iii) has a transaction price of five dollars or more, or (iv) is a security whose issuer has met certain net tangible assets or average revenues, among other exemptions. Our Common Stock is not currently traded on a national securities exchange or quotation system sponsored by a national securities exchange and our price as reported on the Pink Sheets, LLC, is currently less than five dollars.

In accordance with the rules governing penny stocks, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer and provide monthly account statements to the customer.

The effect of these restrictions may decrease the willingness of broker-dealers to make a market in our Common Stock, decrease liquidity of our Common Stock and increase transaction costs for sales and purchases of our Common Stock as compared to other securities. Broker-dealers may find it difficult to effectuate customer transactions in our Common Stock and trading activity in our Common Stock may be adversely affected. As a result, the market price of our Common Stock may be depressed and stockholders may find it more difficult to sell their shares of Common Stock.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Exchange Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required, beginning with our annual report on Form 10-KSB for the fiscal year ending June 30, 2008, to include in our annual reports on Form 10-KSB, our management’s report on internal control over financial reporting and the registered public accounting firm’s attestation report on our management’s assessment of our internal control over financial reporting. We intend to prepare an internal plan of action for compliance with the requirements of Section 404. As a result, we cannot guarantee that we will not have any “significant deficiencies” or “material weaknesses” within our processes. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business.

We are controlled by our principal stockholders and management, which will limit other stockholders’ ability to influence our operations and may affect the likelihood that other stockholders will receive a premium for your securities through a change in control.

Our executive officers, directors and principal stockholders and their affiliates own approximately 58% of the outstanding shares of Common Stock as of the date of this Registration Statement. These parties effectively control the Company and direct its affairs and have significant influence in the election of directors and approval of significant corporate transactions. The interests of these stockholders may conflict with those of other stockholders. This concentration of ownership may also delay, defer or prevent a change in control of us and some transactions may be more difficult or impossible without the support of these stockholders.

Our Common Stock has a very limited trading market.

Our Common Stock is traded on the over-the-counter Pink Sheets LLC electronic quotation service, an inter-dealer quotation system that provides significantly less liquidity than the NASDAQ stock market or any other national securities exchange. In addition, trading in our Common Stock has historically been extremely limited. This limited trading adversely affects the liquidity of our Common Stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. As a result, there could be a larger spread between the bid and ask prices of our Common Stock and you may not be able to sell shares of our Common Stock when or at prices you desire.

We do not intend to pay dividends.

We currently intend to retain any future earnings to fund growth and, therefore, do not expect to pay any dividends to our stockholders in the near future.

Our bylaws provide for our indemnification of our officers and directors.

Our bylaws require that we indemnify and hold harmless our officers and directors, to the fullest extent permitted by law, from certain claims, liabilities and expenses under certain circumstances and subject to certain limitations and the provisions of Nevada law. Under Nevada law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, attorneys fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements of Vemics, Inc. and the notes thereto appearing elsewhere in this registration statement. Statements in this Management’s Discussion and Analysis and elsewhere in this registration statement that are not statements of historical or current fact constitute “forward looking statements.”

Our business and results of operations are affected by a wide variety of factors, many of which are discussed under the heading “Risk Factors” and elsewhere in this registration statement, which could materially and adversely affect our actual results and us.  Because of these factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether because of new information, future events or otherwise, after the date of this registration statement.

Projections and forward-looking statements

This registration statement contains “forward-looking statements.” All statements contained in this registration statement that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “will,” and similar expressions are generally intended to identify forward-looking statements. Most of the statements made herein are forward-looking. All forward-looking statements (including statements regarding future financial and operating results) involve risks, uncertainties and contingencies, including the risks described herein, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements. Except as may be required by applicable law, we are under no obligation to (and expressly disclaim any such obligation to) update or alter forward-looking statements, whether because of new information, future events or otherwise.

Overview

Pursuant to a Share Exchange Agreement dated October 12, 2005, we issued an aggregate of 17,600,000 shares of Common Stock, representing approximately 80% of our Common Stock immediately outstanding after the transaction, to the stockholders of Vemics Delaware, in exchange for all of the outstanding stock of Vemics Delaware. Because of this transaction, Vemics Delaware became a wholly owned subsidiary of the Company, though for accounting purposes Vemics Delaware is deemed to have been the acquirer in a “reverse merger.”

In a reverse merger, the Company is considered the legal acquirer, and Vemics Delaware is considered the accounting acquirer. Because Vemics Delaware is the accounting acquirer, our historical financial statements prior to October 12, 2005 are those of Vemics Delaware. Following the share exchange, we changed our name from OMII, Inc. to Vemics, Inc.

Vemics builds portal-based, virtual work and learning environments that enable organizations of any size to communicate, work and learn at a distance as if everyone were in the same room. Our hosted, service solutions eliminate the need for companies to buy, integrate or maintain continually evolving collaborative technologies and provide a single point of access for online communication, collaboration and learning. Vemics solutions combine standards-based video, voice, data and other productivity-enhancing tools with educational and informational content, adding real-time spontaneity, impact and face-to-face interactivity to meetings, presentations or learning sessions. We provide customer and technical support to ensure our customers get the most out of their solutions. We have effective online and productivity solutions into three areas: Education Solutions, Healthcare Solutions and Collaboration Solutions.

As of the date of this registration statement, we require approximately $275,000 to $350,000 per month to fund our recurring operations. This amount may increase as we expanding our sales and marketing efforts and continue to develop new products and services. Our cash needs are primarily attributable to funding sales and marketing efforts, strengthening technical and helpdesk support, expanding our development capabilities, pursuing and defending current litigation and building administrative infrastructure, including costs and professional fees associated with being a public company. As of March 31, 2007, we have funded our working capital requirements from private placements of our Common Stock, as well as bridge note financings, aggregating $5,229,200 since inception of Vemics Delaware.

To execute on our business plan successfully, as described elsewhere in this registration statement, we currently are seeking $3,000,000 to $5,000,000 in capital. The exact amount of funds raised, if any, will determine how aggressively we can grow and what additional projects we will be able to undertake. No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us.

Revenue

Revenue is generated by both of the Company’s Business Units: Healthcare Services and Education.

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The Education business unit’s principle line of business is delivering educational content in a live, interactive format using coordinated voice, video and data along with professional instruction. The two principle sources of educational revenue are language training and continuing medical education (CME). Language training typically represents six-week certified English, Russian and Chinese language courses at a cost of approximately $1,000 per student per course taken. These revenues are split evenly with the content providers. CME is sponsored either by the Pharmaceutical Industry or by certified CME content providers. Vemics is the online marketing and delivery vehicle for the content. Typically, Vemics receives between $35,000 and $70,000 per course delivered.

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Healthcare Services generates revenue in the direct sale of business productivity tools for physicians as well as the delivery of CME courses. Currently Vemics has in Beta testing, a new medical online portal that is scheduled for full release in September 2007. We expect to charge membership fees associated with the portal with the expectation that between 10 and 20 percent of portal users to be paid subscribers at a cost of $99 per month.

Expenses

We intend to focus our resources on new hires in the sales, marketing and technical support areas of the Company; to support new server capacity in existing and new hosted facilities; public relations; continued development of marketing and sales collateral; technical infrastructure and equipment upgrades; and technical development.

We will incur operational costs associated with building out our hosting and technical infrastructure. This will include but is not limited to a significant increase in server capacity to manage the communications and data storage for our healthcare solutions as well as to manage an anticipated exponential increase in the number of students receiving course instruction for language learning.

Sales and marketing expenses will consist primarily of salaries and related expenses for our direct sales force and marketing personnel, commissions to independent sales staff, marketing programs and advertising campaigns. Management intends to use its experience and connections within the target industries to promote and market our products. We expect our sales and marketing expenses will increase materially when operations increase and we expand our product offerings and launch an international presence.

General and administrative expenses consist primarily of salaries and related expenses for finance and other administrative personnel, facilities, occupancy charges and professional fees.

We have incurred significant expenses from inception through March 31, 2007 primarily attributable to costs incurred to develop our products and services. Since our inception, we have incurred a net loss of ($11,668,000) (unaudited). Approximately $3,960,435 (unaudited) of such expenses have been attributable to non-cash charges taken since inception related to stock issuances for compensation, consulting, debt, as well as stock and warrants issued in relation to software development costs.

Recent Acquisitions

NuScribe™

On October 17, 2006, we acquired all of the outstanding stock of NuScribe, Inc. in exchange for 10,000,000 shares of our Common Stock. NuScribe, an Austin, TX based corporation that is now our wholly owned subsidiary, provides innovative solutions to the medical industry, specifically to hospitals, physicians and their administrative staff. Their flagship product (now Vemics NuScribe™) is a voice-driven document creation and management system designed to reduce the costs and increase the accuracy of recording doctor/patient interactions. NuScribe’s revenues for the fiscal year ended June 30, 2006 were $365,103 and its net loss was $(350,628). The results of NuScribe are included in the Company’s financial statements from the date of acquisition.

e-Learning Desktop

On March 5, 2007, Vemics acquired the assets of e-Learning Desktop Inc. (ELD), a technology company based in British Columbia, Canada that has developed a learning platform that provides a safe, technology-based shortcut to a western education via an online virtual classroom for students worldwide. ELD had nominal revenues and losses since inception.

Results of Operations	For the Nine Months Ended	For the Fiscal Year Ended

	March 31, 2007	March 31, 2006	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Statement of Operations Data:
Revenue	$ 816,133	$ 403,633	$ 693,574	$ 109,149
Cost of revenues	$ 255,482	$ 237,767	$ 259,429	$ 13,610
Gross profit	$ 560,651	$ 165,866	$ 434,145	$ 95,539
Total Expenses	$ 3,063,496	$ 1,560,911	$ 2,221,492	$5,256,905
Net loss after taxes	$ (2,615,984)	$ (1,395,045)	$(1,787,347)	$(5,161,366)
Net loss per share	$ (0.08)	$ (0.07)	$ (.09)	$ (0.53)

Nine-Month Period Ended March 31, 2007 Compared to Nine-Month Period Ended March 31, 2006

Revenues

We were a development stage company through June 30, 2005 and generated nominal revenues for the nine-month period ended March 31, 2006. Revenues for the nine-month period ended March 31, 2007 were $816,133. Our revenues increased principally because of the acquisitions of NuScribe and e-Learning Desktop and the revenue generated by their operations.

General and Administrative Expenses

General and administrative expenses for the nine-month period ended March 31, 2007 were $3,063,496 as compared to $1,128,123 for the nine-month period ending March 31, 2006. The increase was primarily due to our continued expansion of operations and the addition of personnel and the related operations associated with the acquisitions of NuScribe and e-Learning Desktop along with legal, travel and general operations costs such as office expenses, health insurance and business insurance.

Operating Loss

Our operating loss for the nine month period ended March 31, 2007 was ($2,615,984) or (321%) of net revenue as compared to a loss of ($1,016,837) or (443%) of net revenue for the nine-month period ended March 31, 2006. The net loss increased principally because of an increase in personnel and related support of the respective operations associated with the aforementioned acquisitions.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005

Revenues

We were a development stage company through June 30, 2005 and generated nominal revenues for the fiscal year ended June 30, 2005. Revenues for the fiscal year ended June 30, 2006 were approximately $694,000. Our revenues increased principally because of an alliance we developed with EP Global Communications, Inc. and our joint venture of EP LiveOnline™ that has allowed us to coordinate services and generate several large sales. We have continued to develop this alliance and hope to expand on the opportunities that are available to both companies.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended June 30, 2006 were $1,966,505 (net of $2,349,505 against $383,000 of non-cash expenses attributed to issuance of stock for fees and services) as compared to $1,656,166 (net of $5,213,166 against $3,557,000 of non-cash expenses attributed to the issuance of stock for fees and services) for the fiscal year ended June 30, 2005. The increase was primarily due to the expansion of operations and development of our product and adding personnel.

Operating Loss

Our operating loss for the fiscal year ended June 30, 2006 was ($1,787,347) or (258%) of net revenue as compared to a loss of ($5,161,366) or (4,729%) of net revenue for the fiscal year ended June 30, 2005. The net loss increased principally because of an increase in general and administrative expenses.

Liquidity and Capital Resources

Our primary sources of liquidity are proceeds from past private placements of our Common Stock and bridge note financings, and, to a lesser extent, cash flow from operations. From July 1, 2006 through March 31, 2007, we raised approximately $1,877,000 from accredited investors.

As of March 31, 2007, we had cash and cash equivalents of $204,565. The largest uses of our funds are funding general and administrative expenses including salaries and related expenses, as well as litigation expenses. As of March 31, 2007, we had total current liabilities of $1,988,182 and total current assets of $354,511, with our current liabilities exceeding our current assets by $1,633,671.

As of March 31, 2007, we had a $300,000 secured line of credit of which $299,980 is outstanding and payable to Somerset Hills Bank at a rate of interest of 8.75%, respectively. We have also funded operations through the sale of convertible debentures, as described below.

On December 19, 2001, we issued a $100,000 convertible debenture to an individual investor, which accrued interest of $50,000 through September 30, 2004 according to the terms of the note. The investor has agreed to no additional interest beyond that date. As of March 31, 2007 and June 30, 2006, we owed $150,000.

The Company issued convertible debentures at 8% interest for a total of $905,500 to individual investors, of which $330,500 converted to equity on October 1, 2004. As of March 31, 2007, the total amount due including accrued interest was $714,391. The Company issued convertible debentures at 10% interest for a total of $445,000 to the Valiant Group. As of March 31, 2007, the total amount due including accrued interest was $505,181.

On October 20, 2005, we agreed to repurchase shares of several shareholders in exchange for three-year balloon notes totaling $300,000 to be amortized over ten years at 8% interest. As of March 31, 2007, the amount owed was $303,078.

We intend to meet our immediate financing needs from sales of our capital stock or bridge note financings. These future sales of equity or debt securities will provide us with immediate financial requirements to enable it to continue as a going concern. Raising of additional capital will primarily be dependent upon prevailing market conditions and the demand for our products and services. No assurances can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us. In the event we are unable to raise additional funds, we could be required to either substantially reduce or terminate our operations.

If we cannot raise money through the sale of equity or debt securities, we may not have sufficient cash to satisfy our liquidity needs for the upcoming twelve months. Because of the operating losses and negative cash flows incurred since our inception, our independent auditors have included an explanatory paragraph in its report on our financial statements for the fiscal year ended June 30, 2006, expressing substantial doubt regarding our ability to continue as a going concern. This means that the auditor questions whether we can continue in business. Investors in our securities should carefully review the report prepared by our auditors included in this registration statement.

Our ability to continue in the normal course of business is dependent upon our access to additional capital, as discussed above, and the success of our future operations. The success of our future operations is dependent on our ability to deploy our products, generate significant revenue from the sale of our products and product applications and licensing of related products and services and establish and maintain broad market acceptance for our products.

Off-Balance sheet arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we have not entered into any derivative contracts nor do we have any synthetic leases.

Critical Accounting Polices

Impairment of Long-Lived Assets

We review long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with Statement of financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment for Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, impairment charge is recognized by the amount of the asset exceeds the fair value of the asset.

Fair Value of Financial Instruments

Management believes that the carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these instruments. The carrying amount of our long-term debt also approximates fair value, based on market quote values (where applicable) or discounted cash flow analyses.

Income Taxes

We account for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse. Valuation allowances are established when it is necessary to reduce deferred income tax assets to the amount, if any, expected to be realized in future years.

Net earning (loss) per share

Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of Common Stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible notes in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue recognition

We anticipate having four sources of income. Our primary revenue source will be from our two Business Units: Healthcare Services and Education. The second source of revenue is the licensing of “seats” on our hosted service. The Company will also provide consulting help desk and instructional design services to customers and will bill as consultation and other services are rendered. The installations of hardware and software systems will be earned after installation has been completed.

ITEM 3. DESCRIPTION OF PROPERTY

Vemics’ principal office space is located in Nanuet, New York, which office is provided by Vemics’ President and CEO, Fred H. Zolla. Vemics reimburses Fred Zolla approximately $4,500 per year for the office space that he provides to us. NuScribe, Inc.’s principal office is located in Austin, Texas. In addition, several of our employees work from home offices throughout the Untied States and abroad. We believe these existing facilities are in good condition and are adequate for our current needs.

We do not have a formal investment policy. Historically, however, we have not invested in real estate, real state mortgages or securities of, or interest in, persons primarily engaged in real estate activities and have no current intention to do so in the future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 27, 2007, certain information with respect to the beneficial ownership of the common stock by: (1) each person known by us to beneficially own more than 5% of our outstanding shares, (2) each of our directors, (3) each named executive officer and (4) all of our executive officers and directors as a group.

Except as otherwise indicated, each person listed below has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name. Applicable percentage of ownership is based on 46,648,596 shares of our Common Stock outstanding on July 27, 2007.

In computing the number and percentage of shares beneficially owned by a person, shares of Common Stock subject to options and/or warrants currently exercisable, or exercisable within 60 days of July 27, 2007, are counted as outstanding, but these shares are not counted as outstanding for computing the percentage ownership of any other person.

	Stock Owned (1)	Warrants	Total
Coddington	13,699,237	2,896,140	16,595,377	(A)	33.52%
Bornhuetter	3,966,667	953,333	4,920,000		9.94%
Dorsett	3,767,077	-	3,767,077		7.61%
Zolla	3,649,783	588,500	4,238,283		8.56%
Marciniak	2,130,752	-	2,130,752		4.30%
Howell	1,294,572	-	1,294,572		2.61%
Groh	786,538	-	786,538		1.59%
Shemen	347,633	113,333	460,966		0.93%
Stout	1,000,000	-	1,000,000		2.20%
	30,642,259	4,551,307	35,193,566
					49,512,426	(B)
					=(A) / (B)

(1)   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

The address of each of the executive officers and directors is care of Vemics, Inc. 523 Avalon Gardens Drive, Nanuet, NY 10954.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth our current directors, officers, and significant employees, their ages, and all offices and positions with our Company:

NAME	AGE	POSITION
Fred Zolla	57	Chief Executive Officer & Chairman
Craig Stout *	39	Chief Operating Officer
Brian Howell	46	Chief Technology Officer
Thomas J. Owens *	51	Chief Financial Officer
F. Chandler Coddington, Jr.	75	Director
Larry Shemen	52	Director
Brian Groh	49	Director

* Both Craig Stout and Thomas J. Owens are independent contractors to the Company working in officer roles. It is anticipated that employment contracts between both individuals and Vemics will be signed by August 31, 2007.

Biographical Information of Officers and Directors and Key Employees

The following is a biographical summary of our executive officers and directors:

Fred Zolla, CEO and Chairman. Mr. Zolla has been our Chief Executive Officer and Chairman of the Board since the date of our acquisition of Vemics Delaware in November 2005. Before founding Vemics Delaware in July 2001, Mr. Zolla served as the Chief Operating Officer of Educational Video Conferencing, Inc., a publicly traded company in the technology and distance learning fields from April 1999 to June 2001. From January 1990 to February 1999, Mr. Zolla was the President of Distance Learning Associates, the first content aggregator in the K-12 and corporate distributed learning space in the U.S. In 1996, he served on the White House Committee for technology in education chaired by then vice-president Al Gore. Mr. Zolla has taught and lectured in England, France, Italy, Spain, Korea and throughout the U.S. on the “Integration of distance learning resources and technology in the classroom and workplace.” Mr. Zolla served as chairman of the board of the New York Film Festival, non-broadcast division from 1992 through 1995 and remains an active board member.

Craig Stout, Chief Operating Officer. Mr. Stout has been our Chief Operating Officer since the date of our acquisition of Vemics Delaware in November 2005. Mr. Stout has 20 years of operational and corporate finance experience across multiple industries. Prior to joining Vemics, Mr. Stout consulted to the international reinsurance firm, Renaissance Re, working on operation projects including assisting in managing the conversion to Sarbanes Oxley compliance. In addition, from 2000 to 2005, he has been a consultant to companies wishing to accelerate and manage their growth through strategic acquisitions, restructuring and refinancing. From November 1999 to October 2001, Mr. Stout was employed by Elders IXL in London as part of the strategic business development group where he was part of the European acquisition team that identified businesses of strategic value to Elders interests, initiated acquisitions and developed the execution plans focused on integrating these new businesses into the Elders corporate structure.

Brian Howell, Chief Technology Officer. Mr. Howell has served as our Chief Technology Officer since the date of our acquisition of Vemics Delaware in November 2005. He served in the same capacity for Vemics Delaware since 2003. He brings more than 20 years of video, voice, data and network technology experience. Before joining Vemics, from 2001 to 2002 he was Senior Manager for Video Systems and Solutions at Cetacean Networks where he worked on applying real-time routing technologies to the Internet. From 1984 to 2001, Mr. Howell was a member of the start-up team at PictureTel Corporation (now Polycom). During his 16 years at that company, he was a key member of the team that brought about advances in the marketplace including development of the first integrated Rollabout Videoconferencing System, MCU and PC-based videophone. Mr. Howell also managed the “Living Lab” working on future technologies and is named on three patents with PictureTel and Polycom.

Thomas J. Owens, CFO. Mr. Owens has served as our Chief Financial Officer since the date of our acquisition of Vemics Delaware in November 2005. He served in the same capacity for Vemics Delaware since 2004. Before joining Vemics, from May 1992 to January 2000 Mr. Owens was a sole practitioner CPA. From February 2000 to February 2004, he was a partner in the accounting and consulting firm of Demetrius & Co., LLC, where he was responsible developing financial plans, identifying misallocated funds and fraudulent expenditures and assisting clients to realign internal operations. Before joining Demetrius, Mr. Owens spent five years in the audit department of Deloitte & Touche, LLP specializing in the small to medium size business market.

F. Chandler Coddington, Jr., Director. Mr. Coddington has served as a director of Vemics since the date of our acquisition of Vemics Delaware in November 2005 and served as a director of Vemics Delaware since 2002. Mr. Coddington has 46 years of experience in the insurance and retail/agency brokerage business and has served in several chair posts, including Travelers, St. Paul, Cigna, Connecticut General Life Insurance Company. He is active in many local non-profit endeavors, including United Way, Overlook Hospital, Chamber of Commerce and the YMCA.

Larry Shemen, MD, Director. Dr. Shemen has served as a director of Vemics since the date of our acquisition of Vemics Delaware in November 2005 and served as a director of Vemics Delaware since June 2006. Dr. Shemen is a practicing physician and currently operates his medical practice from his Manhattan location and in Queens, New York. He is a Surgical Attending - Manhattan Eye Ear and Throat Hospital, St. Vincent's Hospital, New York Hospital Queens, Beth Israel Medical Center, Hackensack Medical Center, Catholic Medical Center, Lenox Hill Hospital, New York Eye and Ear Infirmary. Dr. Shemen served as Chief Resident of St. Michael's Hospital and The Wellesley Hospital and was Chief Fellow, Head and Neck Surgery Memorial Sloan-Kettering Cancer Center. Dr. Shemen currently serves on the Editorial Board for Otolaryngology- Head and Neck Surgery and is a Diplomat of the National Board of Medical Examiners, Licencate of the Medical Council of Canada, Licensed as a General Practitioner, The College of Physicians and Surgeons of Ontario, Licencate State of California Board of Medical Quality Assurance as Physician and Surgeon, Licencate State of New York, Licencate State of New Jersey. Dr. Shemen is a member of American Medical Association, Canadian Otolaryngological Society, American Academy of Otolaryngology, Head and Neck Surgery, American Academy of Facial Plastic and Reconstructive Surgery, New York Society of Head and Neck Surgeons, Society of Head and Neck Surgeons, Academy of Oral Medicine, American College of Surgeons, American Society for Head and Neck Surgery, American Rhinologic Society.

Brian Groh, Director. Mr. Groh has served as a director of Vemics since September 2006.  Mr. Groh is currently a Managing Director with Blackwater Capital and has served in that capacity since May 01, 2007. Mr. Groh was one of Bell Mobility and Motorola’s first cellular dealers in Canada and became one of owners of the first Bell Cellular Mobility Centres in Canada. In 1986, he founded Telular Canada and negotiated the exclusive distribution rights for the Telular Corporation MaxJack cellular interface for Canada. In 1993, he spearheaded Telular Canada’s initial public offering, raising $18 million, and negotiated the acquisition of 20% of Telular Corporation based in Chicago, USA. In 1996, Mr. Groh founded and became President and CEO of Xplore Technologies trading on the Toronto Stock Exchange and recognized as a global leader in the engineering, development, integration and marketing of rugged mobile wireless pen-based computing systems. Since leaving Xplore in 2005, as an independent consultant, he has successfully raised funds for a number of early stage technology companies and has been involved in a number of mergers and acquisitions as well as successful fund raisings of between $2 million and $100 million.

Key Employees

The following is a biographical summary of our three key employees: John Walber, Executive Producer; James Pennington, President, Education Solutions; and Tom Dorsett, President, Healthcare Solutions.

John Walber, Executive Producer. Mr. Walber has served as our Director of Instructional Design since 2003, which allows Mr. Walber to bring his substantial experience in creating on-line communities into the main stream of the Vemics business model. Before joining Vemics, Mr. Walber served as Chief Operating Officer of HorizonLive, Inc. where he was responsible for all aspects of the start-up e-learning platform company. HorizonLive was one of the first on-line collaborative services and one of the early developers of the community portal concept. Mr. Walber also served as Vice President Telco Sales for General Instrument Corporation where he developed and implemented marketing and sales strategies targeted at Regional Bell Operating Companies, GTE and other independent telephone companies.

E. James Pennington, President, Education Solutions. Mr. Pennington brings a 25-year track record of successful entrepreneurship to Vemics. He served as Chief Executive Officer of eLearning Desktop, a privately held distance learning company recently acquired by Vemics. Mr. Pennington has been involved in early stage technology companies since the late 1970’s with experience in cable television, LAN/WAN system integration, computer training and computer-based training. In 1997, he was a founding father of the Application Service Provider (“ASP”) industry. His first ASP company—LearningStation.com—has grown over the last seven years to be the world’s leading K-12 education ASP with one million paid users and state-wide contracts in the U.S.

Tom Dorsett, President, Healthcare Solutions. Mr. Dorsett brings 10 years of experience in the healthcare IT market. He was co-founder of NuScribe, a privately held medical software company recently acquired by Vemics, where he served as Chief Executive Officer. Before NuScribe, Mr. Dorsett founded and operated Channel Management Software, a reseller of medical voice recognition and electronic medical records applications. He served as sales manager for MD Productivity, a manufacturer of voice recognition driven healthcare documentation applications and he was Chief Executive Officer and founder of Industryworks Software, a manufacturer of management applications for the transportation and insurance industries.

Board of Directors

We currently have four members of the board of directors. Our directors are appointed for a one-year term to hold office until the next annual meeting of our stockholders or until removed from office in accordance with our bylaws. Our board of directors has determined that Dr. Larry Shemen is independent as determined in reference to the standards of the NASDAQ Marketplace Rules regarding director independence. The Board of Directors of Vemics has determined that no other member of Vemics’ Board of Directors is “independent” as that term is defined under the NASDAQ Marketplace Rules. None of Vemics’ securities are listed on any national securities exchange or any national securities association. Our bylaws permit up to twelve members of the board. In the near future, we intend to increase our board size to nine.

Committees of the Board of Directors

Pursuant to our amended and restated by-laws, our board of directors may establish committees of one or more directors from time-to-time, as it deems appropriate. Currently, the Board of Directors acts as the Audit Committee, and the Board has no separate committees.

ITEM 6.  EXECUTIVE COMPENSATION.

The following table sets forth the compensation awarded to, earned by or paid to our executive officers as a group or directors for all services rendered in all capacities for the fiscal years ended June 30, 2006 and June 30, 2005.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Underlying Options (#) (2)	Long-Term Compensation Awards	All Other Compensation

Fred Zolla,	2005	$70,000	-	-	-	-	-
CEO & Chairman	2006	$130,000	-	-	-	-	-

Craig Stout,*	2005	$ -0-	-	-	-	-	-
Chief Operating Officer	2006	$98,000	-	-	-	-	-

R.L. Marciniak,**	2005	$93,000	-	-	-	-	-
Chief Strategy Officer	2006	$107,000	-	-	-	-	-

Brian Howell,	2005	$93,000	-	-	-	-	-
Chief Technology Officer	2006	$107,000	-	-	-	-	-

Thomas Owens,*	2005	$23,500	-	-	-	-	-
Chief Financial Officer	2006	$47,000	-	-	-	-	-

* Both Craig Stout and Thomas Owens are consultants to the Company working in Officers’ roles. We anticipate entering into employment contracts with both individuals by August 31, 2007.

** Richard L. Marciniak is no longer an Officer of the Company; however, he remains under contract to Vemics until December 2007 and remains active in a consultancy relationship.

A portion of the foregoing 2005 salary amounts was paid by Vemics-Delaware before the November 2005 acquisition of Vemics-Delaware by the Company.

We may hire additional executive officers and/or change the compensation paid to and benefits received by our current executive officers, as our Board of Directors deems advisable or necessary. To date, the Company’s Board of Directors has not adopted any retirement, pension, profit sharing or other similar programs for our executive officers.

Employment Agreements with Executive Officers

The Company and Mr. Fred Zolla, its Chief Executive Officer and Chairman of the Board, entered into a three-year employment agreement effective as of October 1, 2004, pursuant to which Mr. Zolla was paid an annual salary of $70,000 in 2005, $130,000 in 2006 and $ $168,000 for 2007. The Agreement provides for 18 months of severance in the event of termination without cause. Mr. Zolla has agreed to certain customary confidentiality provisions. Mr. Zolla's agreement will expire on December 31, 2007.

On October 1, 2004, the Company entered into an employment agreement with Brian Howell pursuant to which Mr. Howell as our Chief Technology Officer. The agreement has an initial term of three years. Mr. Howell was paid an annual salary of $93,000 in 2005, $107,000 in 2006 and $134,400 for 2007. Mr. Howell may terminate the agreement for any reason on 90 days written notice to the Company or by the Company immediately for cause. In the event of a termination by us for any reason other than cause, the Company is to pay Mr. Howell an amount equal to 12 months' salary. Mr. Howell has agreed to certain customary confidentiality provisions.

On October 1, 2004, the Company entered into an employment agreement with Richard L. Marciniak pursuant to which Mr. Marciniak served as its Vice President Business Development and pursuant to which he was paid an annual salary of $93,000 in 2005, $107,000 in 2006 and $134,400 for 2007. Mr. Marciniak resigned from the Company's employment in June 2007; however, he remains under contract to Vemics until December 2007 and remains active in a consultancy relationship. He will continue to receive his semi-monthly salary through December 31, 2007.

Equity Incentive Plan

The Company adopted the Vemics, Inc. 2007 Equity Compensation Plan, which was approved by our stockholders on June 6, 2007 (the “Equity Plan”), to provide employees, non-employee directors, consultants and advisors with the opportunity to receive grants of stock options and stock awards. The purpose of the Equity Plan is to give participants an ownership interest in our Company, and to create an incentive to contribute to our economic success. The Equity Plan authorizes the issuance of incentive stock options, nonqualified stock options and other stock based awards. There are 6,300,000 shares of Common Stock authorized under the Equity Plan. As of July 8, 2007, no options to purchase shares of Common Stock have been granted under the Equity Plan.

Director Compensation

Directors receive 25,000 shares of Common Stock of the Company per year of service as a member of the Board of Directors and each member receives 1,000 shares for each official Board of Directors meeting as compensation in connection with their service as directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Vemics had a contract with Brian Groh, a member of Vemics’ Board of Directors, that provided that Brian Groh would provide consulting services in connection with various management-consulting topics including developing a strategy to raise equity or other types of financing and the integration of NuScribe Inc. into Vemics operations post acquisition. Vemics paid Mr. Groh $5,000 per month between November 2006 and May 2007.

In addition, Vemics utilizes office space provided by several of its employees and officers. For example, Vemics’ President and CEO, Fred H. Zolla provides Vemics’ principal office space located at 523 Avalon Gardens Drive, Nanuet, NY 10954. Vemics pays Mr. Zolla approximately $4,500 per year for the use of this space. Vemics will continue to maintain this office for the near future.

Affiliate Investments

Between February 15, 2002 and July 18, 2007, Mr. F. Chandler Coddington, Jr., a member of our Board of Directors, has invested $3,733,254 into the Company and has received 1,110,586 shares of Common Stock in exchange for services rendered to the Company in connection with his consulting services on business and marketing matters.

Between June 30, 2005 and September 27, 2006, Dr. Larry Shemen, a member of our Board of Directors, has invested $70,000 into the Company.

Recent Compensatory Grants

On July 18, 2007, the Company issued shares of its common stock to each of its executive officers in recognition of their service to the Company and in lieu of cash bonuses, as follows: Mr. Zola - 930,000 shares; Mr. Marciniak - 80,000 shares; Mr. Stout - 1,000,000 shares; Mr. Owens - 350,000 shares; and Mr. Howell - 80,000 shares.  In addition, on July 18, 2007, the Company issued shares of its common stock to the non-employee members of the board of directors for their service on the board, as follows: Mr. Groh - 25,000 shares; Dr. Shemen - 50,000 shares; and Mr. Coddington - 280,000 shares."

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

We are authorized by our Certificate of Incorporation to issue an aggregate of seventy-five million (75,000,000) shares of capital stock, of which all are shares of Common Stock, par value of $.001 per share (the “Common Stock”). The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by-laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

Holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. All shares of Common Stock rank equally as to voting and all other matters. The shares of Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions and are not entitled to cumulative voting rights. Holders of our Common Stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends.

We have granted “piggyback” registration rights to certain of our private placement investors and consultants, providing that, subject to the certain conditions and limitations set forth in the respective registration rights agreements, whenever we propose to register any shares of our Common Stock on a registration statement filed pursuant to the Securities Act of 1933, as amended, we will include those stockholders’ shares of Common Stock in the registration statement.

Transfer Agent

The transfer agent and registrar for our Common Stock is Pacific Stock Transfer Company.

Anti-Takeover Effects of Provisions of Nevada State Law

We may be or in the future, we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation.

The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, the control share law does not govern their shares.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights, is entitled to demand fair value for such stockholder’s shares.

Nevada’s control share law may have the effect of discouraging takeovers of the corporation. In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations, and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our board of directors.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our Common Stock is quoted over-the-counter on the Pink Sheets, LLC (www.pinksheets.com) electronic quotation service for OTC securities under the trading symbol “VMCI,” but is not quoted on the NASD OTC Bulletin Board or NASDAQ, nor listed on any national or regional securities exchange.

The following table sets forth the range of the high and low bid prices by quarter as reported on the over-the-counter market since November 2005, the date our Common Stock was first quoted on the Pink Sheets, LLC. Quotations from Pink Sheets LLC reflect inter-dealer prices without adjustments for retail markups, markdowns or conversions and may not represent actual transactions.

Quarter-End Date	Low Bid	High Bid
June 30, 2007	$.25	$.42
March 31, 2007	$.19	$.45
December 31, 2006	$.11	$.95
September 30, 2006	$.80	$1.35
June 30, 2006	$.98	$1.55
March 31, 2006	$1.10	$2.95
December 31, 2005	$1.51	$3.00

The Securities and Exchange Commission has adopted regulations, which generally define “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock is currently a “penny stock” as defined in the Exchange Act. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the common stock. In addition, the “penny stock” rules adopted by the SEC under the Exchange Act subject the sale of the shares of the common stock to certain regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must provide, prior to effecting the transaction, their customers with a document that discloses the risks of investing in such securities. Included in this document are the following:

•	The bid and offer price quotes for the penny stock, and the number of shares to which the quoted prices apply,
•	The brokerage firm’s compensation for the trade, and
•	The compensation received by the brokerages firm’s salesperson for the trade.

In addition, the brokerage firm must send to the investor monthly account statement that gives an estimate of the value of each penny stock in the investor’s account, and a written statement of the investor’s financial situation and investment goals. These disclosure and other requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. The penny stock rules may discourage investor interest in and limit the marketability of our Common Stock.

Holders of our Common Stock

According to our transfer agent, Pacific Stock Transfer, as of June 30, 2007, there were 99 record holders of shares of our Common Stock and additional stockholders held shares in street name.

Dividends

Vemics has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the near future. It is our present intention to utilize all available funds for the development of our business.

Securities Authorized for Issuance under Equity Compensation Plans

We did not have any compensation plans under which equity securities were authorized to be issued as of the end of our last fiscal year. However, on June 6, 2007, our stockholders approved the Vemics, Inc. 2007 Equity Compensation Plan (the “Equity Plan”), which is designed to provide employees, non-employee directors, consultants and advisors with the opportunity to receive grants of stock options and stock awards. The purpose of the Equity Plan is to give participants an ownership interest in our Company, and to create an incentive to contribute to our economic success. The Equity Plan authorizes the issuance of incentive stock options, nonqualified stock options and other stock based awards. There are 6,300,000 shares of Common Stock authorized under the Equity Plan. As of July 8, 2007, no options to purchase shares of Common Stock have been granted under the Equity Plan.

ITEM 2.  LEGAL PROCEEDINGS

Except as disclosed below, we are not involved any legal proceedings:

1.	Vemics, Inc. and Fred Zolla v. Louis Meade, Jr., Dorothy Valenti, et al., Case No. 1:06-cv-8716, U.S. District Court, Southern District of NY, commenced October 11, 2006.

In this action, Vemics asserts claims against all of the Defendants for declaratory judgment, breach of contract and tortuous interference with business relationship, and against Defendant Louis Meade, Jr. for defamation of Vemics and its CEO, Fred Zolla.  Vemics alleges that the Defendants, led by Defendant Meade, asserted a host of unfounded allegations of fraudulent misrepresentation and breach of contract against Vemics and Mr. Zolla to coerce Vemics to repay certain note obligations on a schedule faster than that required by the notes and wrongfully place Defendants in a position ahead of other similarly situated noteholders.

Vemics further alleges that Defendants' threats and harassment have materially interfered with several lucrative business transactions Vemics negotiated and have defamed Vemics and Mr. Zolla.  Vemics seeks damages of a minimum of $2.5 million dollars plus punitive damages, attorneys' fees and costs because of Defendants' breach of contract, tortuous interference with business relationship and defamation of Vemics and Mr. Zolla.

Defendant Meade served a motion to dismiss Vemics and Mr. Zolla's claims for defamation on December 1, 2006. Vemics and Mr. Zolla filed a motion in opposition on December 15, 2006. On May 23, 2007, the District Court entered an order denying Defendant Meade's motion to dismiss, and granting Vemics leave to amend its complaint.  Vemics filed an Amended Complaint on June 22, 2007.

2.  Contractual Dispute with Glowpoint Inc.

On May 1, 2007, Glowpoint, Inc. ("Glowpoint") filed a Complaint against Vemics in the Supreme Court of the State of New York, County of New York for breach of contract and seeking to recover $312,346.11 plus interest and attorneys fees.  Vemics denies that it is liable to Glowpoint for such amount, and is vigorously defending such claims.

3.  The Company recently reached an agreement in principle regarding the settlement of the following three legal proceedings involving a license agreement evolving from the Company’s license of software from First Virtual Communications, Inc. ("FVC"). The settling parties are currently negotiating written settlement documents.  Although the settling parties are currently negotiating written settlement documents, there is no assurance that the settlement will be consummated.

(i) Vemics, Inc. v. Iron Mountain Intellectual Property Management, Inc. ("Iron Mountain"), Case No. 06-6483, Supreme Court of the State of New York, County of Rockland, commenced August 9, 2006. In this action, Vemics sought monetary damages, declaratory relief, specific performance and an accounting, because of Iron Mountain's failure to release to Vemics the proprietary source code ("Source Code") for computer software used to operate the Internet-based conferencing and collaboration services.  Iron Mountain was entrusted to serve as an escrow agent for the Source Code pursuant to an escrow agreement among Iron Mountain, Vemics and Vemics' licensor of the software, FVC.

(ii) Iron Mountain v. Vemics, Inc., Radvision, Ltd. ("Radvision") and Does 1-10, Case No. 106CV071682, Superior Court of the State of California, County of Santa Clara, commenced September 22, 2006. Six weeks after Vemics filed its action against Iron Mountain in New York state court, Iron Mountain filed a Complaint against Vemics and Radvision (which purported to purchase all assets of FVC in FVC's bankruptcy proceeding) in California state court for interpleader, declaratory judgment, and indemnification (against Radvision only).  Iron Mountain alleged that Radvision was competing with Vemics' previous demand for release of the Source Code at issue (or for damages for Iron Mountain's loss thereof), and sought to restrain Vemics and Radvision from asserting any claims of liability against Iron Mountain.

(iii) Vemics, Inc. v. Radvision, Ltd., 07 cv 00035 (CLB) (LMS), United States District Court for the Southern District of New York, commenced on January 4, 2007 In this action, Vemics sought declaratory and other relief arising from Radvision's attempts to interfere with Vemics' right to use software that it licensed from Radvision's predecessor-in-interest, FVC, as well as Vemics' right to obtain the human-readable version of the Source Code from an escrow account established with Iron Mountain for Vemics' benefit.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

During the fiscal year ended June 30, 2007 and 2006, we engaged Demetrius & Co., LLP as our principal accountant for the purposes of auditing our financial statements. Prior to the Share Exchange in 2005, we had not previously engaged an accounting firm for the purposes of auditing our financial statements. There are not and have not been any disagreements between the Company and our accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 4.  Recent Sales of Unregistered Securities

The Company has sold certain shares of stock for cash and has issued shares in exchange for services. The sale and issuance of the shares of stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) and, in other cases, in accordance with Rule 701. Purchasers in transactions exempt under Section 4(2) purchased shares from the Company for investment and not with a view to distribution to the public.

Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering. All of the persons below are sophisticated investors, are familiar with our business activities and were given full and complete access to any corporate information requested by them.

On November 3, 2005, we issued 17,600,000 shares of our Common Stock to the shareholders of Vemics Delaware in exchange for 100% of the issued and outstanding shares of Vemics Delaware pursuant to a Share Exchange Agreement dated October 12, 2005.

Between January 18, 2006 and March 9, 2006, we issued 160,000 shares of our Common Stock for a total aggregate amount of $160,000. These issuances were exempt from registration pursuant to Section 4(2) promulgated under the Securities Act.

Between February 17, 2006 and July 18, 2007, we issued 8,886,667 shares of our Common Stock to Chan Coddington, a shareholder and consultant to the Company, for a total aggregate amount of $3,030,000, and 285,000 shares in exchange for consulting services rendered to the Company. These issuances were exempt from registration pursuant to Section 4(2) and Rule 701.

Between April 10, 2006 and July 18, 2007, we issued 186,667 shares of our Common Stock to Larry Shemen, M.D., a member of the Company’s Board of Directors, for a total aggregate amount of $70,000 and 50,000 shares in exchange for consulting services rendered to the Company. These issuances were exempt from registration pursuant to Section 4(2) and Rule 701.

On April 11, 2006, we issued 10,000 shares and on September 6, 2006, we issued 27,000 shares of our Common Stock to Claudia McCain, for a total aggregate amount of $37,000. These issuances were exempt from registration pursuant to Section 4(2).

Between May 1, 2006 and May 7, 2007, we issued 3,966,667 shares of our Common Stock to Ronald Bornhuetter, for a total aggregate amount of $1,750,000. These issuances were exempt from registration pursuant to Section 4(2).

On October 17, 2006, we issued 10,000,000 shares of our Common Stock and warrants to the shareholders of NuScribe, Inc., a Delaware corporation in exchange for 100% of the issued and outstanding shares of NuScribe pursuant to a Stock Purchase Agreement dated as of the same date.

In December 2007, we issued 100,000 shares of our Common Stock for a total aggregate amount of $100,000. These issuances were exempt from registration pursuant to Section 4(2).

Between April 30, 2007 and July 18, 2007, we issued 350,000 shares of our Common Stock to an outside company in exchange for technology consulting services rendered to the Company. This issuance was exempt from registration pursuant to Rule 701.

On May 3, 2007, we issued 1,111,112 shares of our Common Stock and warrants to purchase up to 1,500,000 shares of Common Stock in exchange for the assets of e-Learning Desktop, Inc. (“ELD”). The number of shares of Common Stock that may be purchased upon exercise of the warrant is subject to the achievement of certain net revenue targets that the former President of ELD generates on behalf of Vemics.

In addition to the foregoing, in July 2007, we also issued 3,277,409 shares of our Common Stock to certain officers, directors and various third parties in exchange for services rendered to the Company for past services. These issuances were exempt from registration pursuant to Rule 701.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Company’s charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages.  The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except:  (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Company’s bylaws provide that the Company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Business Corporations Act and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with their service to the Company.

However, nothing in our charter or bylaws of the Company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject because of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.  To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Reports to Security Holders

Before the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act.  Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission (“SEC”).

The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov.

Item 1.  Index to Financial Statements

Vemics, Inc.

Report of Independent Auditor       F-2

Consolidated Balance Sheets as of June 30, 2006 and March 31, 2007   F-3

Consolidated Statements of Operations for the Years Ended June 30, 2006 and 2005 and the
Nine Months Ended March 31, 2007 and 2006   F-4

Consolidated Statements of Changes in Stockholders’ Deficiency for the Years Ended
June 30, 2006 and 2005 and the Nine Months Ended March 31, 2007   F-5

Consolidated Statements of Cash Flows for the Years Ended June 30, 2006 and 2005 and the
Nine Months Ended March 31, 2007 and 2006   F-6

Notes to Consolidated Financial Statements   F-7

NuScribe, Inc.

Report of Independent Auditor       F-8

Balance Sheets - As of March 31, 2007, June 30, 2006 and 2005    F-9

Statements of Operations - Nine months ended March 31, 2007, years ended
June 30, 2006 and 2005            F-10

Statements of Changes in Partners’ Equity (Deficiency) and Stockholders’ Equity (Deficiency)
for the Nine months ended March 31, 2007 and years ended June 30, 2006 and 2005   F-11

Statements of Cash flows for the Nine months ended March 31, 2007 and years ended
June 30, 2006, 2005 and 2004           F-12

F-1

Item 1.  Index to Financial Statements

Vemics, Inc.

Report of Independent Auditor       F-2

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Vemics, Inc

We have audited the accompanying balance sheets of Vemics, Inc (a development stage company) as of June 30, 2005 and 2004 and the related statements of operations and deficit accumulated during the development stage, stockholders’ deficit, and cash flows for each of the two years in the period ended June 30, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those statements require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vemics, Inc (a development stage company) as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accumulated results for the period of Inception to June 30, 2003 which appear on the statements of operations and deficit accumulated during development stage are unaudited.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has incurred operating losses since its inception which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
September 22, 2005

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Vemics, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Vemics, Inc. and Subsidiary as of June 30, 2006 and the related consolidated statements of operations, consolidated shareholders’ deficiency and consolidated statement of cash flows for the year then ended. We have also audited the consolidated statements of operations (Development Stage) and cash flows (Development Stage) for the year end June 30, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those statements require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the  consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vemics, Inc. as of June 30, 2006 and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 2 to the consolidated financial statements, the Company has incurred operating losses since its inception which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
November 17, 2006

VEMICS, INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007, JUNE 30, 2006 AND 2005

VEMICS, INC. AND SUBSIDIARY

MARCH 31, 2007, JUNE 30, 2006 AND 2005

TABLE OF CONTENTS

Consolidated Balance Sheets:
As of June 30, 2006 and 2005, and
March 31, 2007

Consolidated Statements of Operations:
               Nine months ended March 31, 2007 and 2006
Years ended June 30, 2006 and 2005

Consolidated Statements of Changes in
Stockholders’ Deficiency:
Nine months ended March 31, 2007 and 2006
Years ended June 30, 2006 and 2005

Consolidated Statements of Cash Flows:
Nine months ended March 31, 2007 and 2006
Years ended June 30, 2006 and 2005

Notes to Financial Statements

Consolidated Balance Sheets as of June 30, 2006 and March 31, 2007   F-3

	3/31/2007	6/30/2006	6/30/2005
ASSETS	unaudited
Current assets:
Cash and cash equivalents - interest bearing	$204,565	$443,249	$274,482
Accounts receivable, net of allowance for doubtful accounts
of $111,660, $100,485 and $21,860 as of March 31, 2007,
June 30, 2006 and 2005, respectively	290,426	293,647	44,978
Inventory	64,085	64,085	-
Prepaid expenses	-	90,000	-
Total Current Assets	559,076	890,981	319,460

Property and equipment, net	127,089	163,835	223,264

Other assets:
Goodwill	9,572,222	-
Organizational costs, net	-	1,150	3,450
Total Other Assets	9,572,222	1,150	3,450

	$10,258,387	$1,055,966	$546,174

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
Notes payable - banks	$299,980	$299,980	$299,980
Current maturity of capital lease obligations	18,469	47,628	38,963
Short-term notes payable	585,605	511,941	30,606
Accounts payable and accrued expenses	1,173,003	626,117	707,263
Convertible debentures	150,000	150,000	150,000
Deferred income	11,126	-	-
Total Current Liabilities	2,238,183	1,635,666	1,226,812

Other liabilities:
Other long-term liabilities, includes accrued interest of
$139,391, $104,891 and $58,891 as of March 31, 2007,
June 30, 2006 and 2005, respectively	997,309	979,079	633,891
Capital lease obligations	-	6,562	46,465
Total Other Liabilities	997,309	985,641	680,356

Total Liabilities	3,235,492	2,621,307	1,907,168

Stockholders' Deficiency:
Common stock, par value $.001 per share, authorized 75,000,000
Issued and outstanding: 40,581,929 shares at March 31, 2007, and 23,345,483 and 16,694,517 shares at
June 30, 2006 and 2005, respectively	40,582	23,345	16,695
Additional Paid in Capital	19,158,430	7,971,445	6,095,095
Less: Treasury stock	(508,195)	(508,195)	(208,195)
Deficit accumulated during development stage	(7,264,589)	(7,264,589)	(7,264,589)
Accumulated deficit	(4,403,333)	(1,787,347)	-

Total Stockholders' Deficiency	7,022,895	(1,565,341)	(1,360,994)

	$10,258,387	$1,055,966	$546,174

Consolidated Statements of Operations for the Years Ended June 30, 2006 and 2005, and for the period from inception (July 21, 2001) to June 30, 2005, and the
Nine Months Ended March 31, 2007 and 2006   F-4

	For the nine	For the nine	For the year	For the year	Period from Inception
	months ended	months ended	ended	ended	July 21, 2001 to
	3/31/2007	3/31/2006	6/30/2006	6/30/2005	June 30, 2005
	unaudited	unaudited			unaudited
Revenues
Revenues	$816,133	$403,633	$693,574	$109,149	$221,320
Interest Income	2,585	349	476	-	1,439
Total Revenues	818,718	403,982	694,050	109,149	222,759

Expenses:
Stock issued for fees and services	5,000	383,000	383,000	3,557,000	3,940,634
Consulting, commissions and travel	759,671	267,367	484,168	846,082	1,811,608
Operational fees and expenses	924,106	449,894	548,957	294,925	634,583
Professional fees	407,923	102,953	218,840	340,823	439,675
Payroll and related taxes	1,051,571	334,625	486,363	-	-
Depreciation and amortization	56,812	71,232	95,253	82,754	187,798
Research & development	48,714	-	-	-
Bad debt expenses	11,175	41,016	78,626	20,660	21,860
Production, advertising, brochures and public relations	54,008	62,873	54,298	70,922	155,229

Total Expenses	3,318,980	1,712,960	2,349,505	5,213,166	7,191,387

Loss before other expenses	(2,500,262)	(1,308,978)	(1,655,455)	(5,104,017)	(6,968,628)

Other expenses:
Interest expense	115,724	78,817	131,892	57,349	281,160
Deemed dividend	-	-	-	-	14,801
Total Other Expenses	115,724	78,817	131,892	57,349	295,961

Net loss	$(2,615,986)	$(1,387,795)	$(1,787,347)	$(5,161,366)	$(7,264,589)

Net loss per share, basic and diluted	$(0.08)	$(0.07)	$(0.09)	$(0.53)

Weighted average number of shares, basic and diluted	31,963,706	19,575,000	20,020,000	9,821,997

Consolidated Statements of Changes in Stockholders’ Deficiency for the Years Ended
June 30, 2006 and 2005 and the Nine Months Ended March 31, 2007   F-5

						DEFICIT
						ACCUMULATED		TOTAL
				ADDITIONAL		DURING		STOCKHOLDERS'
			TREASURY	PAID IN	TREASURY	DEVELOPMENT	ACCUMULATED	EQUITY/
DESCRIPTION	SHARES	AMOUNT	SHARES	CAPITAL	STOCK	STAGE	DEFICIT	DEFICIENCY
Balance as of June 30, 2004	2,949,477	$ 2,949	(368,407)	$ 1,083,152	$ (208,195)	$ (2,103,223)		$ (1,225,317)

Issuance of stock for fees/services	1,109,660	1,110		8,890				10,000

Issuance of common stock	377,284	377		84,623				85,000

Issuance of stock for bank loan guarantees	443,864	444		99,556				100,000

Issuance of stock in exchange for accrued
consulting fees	199,739	200		119,800				120,000

Issuance of stock in exchange for convertible
debentures and accrued interest	2,073,955	2,074		474,416				476,490

Issuance of stock for fees/services	7,182,836	7,183		3,179,817				3,187,000

Issuance of common stock	324,360	324		130,675				130,999

Issuance of common stock	346,658	347		155,853				156,200

Issuance of stock for bank loan guarantees	343,995	344		154,656				155,000

Issuance of stock for fees/services	55,483	55		24,945				25,000

Issuance of common stock - PPM raise	1,109,660	1,110		498,890				500,000

Issuance of stock for fees/services - PPM	177,546	178		79,822				80,000

Net loss						(5,161,366)		(5,161,366)
Balance as of June 30, 2005	16,694,517	16,695	(368,407)	6,095,095	(208,195)	(7,264,589)		(1,360,994)

Issuance of stock for fees/services	850,000	850		382,150				383,000

Issuance of common stock	510,966	511		449,489				450,000

Stock for stock exchange	4,400,000	4,400		(4,400)				-

Net loss							(1,387,795)	(1,387,795)

Balance as of March 31, 2006 (unaudited)	22,455,483	22,455	(368,407)	6,922,335	(208,195)	(7,264,589)	(1,387,795)	(1,915,789)

Issuance of common stock	890,000	890		1,049,110				1,050,000

Exchange of common stock for notes payable					(300,000)			(300,000)

Net loss							(399,552)	(399,552)
Balance as of June 30, 2006	23,345,483	23,345	(368,407)	7,971,445	(508,195)	(7,264,589)	(1,787,347)	(1,565,341)

						DEFICIT
						ACCUMULATED		TOTAL
				ADDITIONAL		DURING		STOCKHOLDERS'
			TREASURY	PAID IN	TREASURY	DEVELOPMENT	ACCUMULATED	EQUITY/
DESCRIPTION	SHARES	AMOUNT	SHARES	CAPITAL	STOCK	STAGE	DEFICIT	DEFICIENCY

Issuance of common stock	6,120,334	6,120		1,870,879				1,876,999

Issuance of common stock for fees/services	5,000	5		4,995				5,000

Acquistion of NuScribe Inc for stock	10,000,000	10,000		8,990,000				9,000,000

Acquisition of e-Learning Desktop for stock	1,111,112	1,111		321,111				322,222

Net loss							(2,615,986)	(2,615,986)
Balance as of March 31, 2007 (unaudited)	40,581,929	$ 40,582	(368,407)	19,158,430	$ (508,195)	$ (7,264,589)	$ (4,403,333)	$ 7,022,895

Consolidated Statements of Cash Flows for the Years Ended June 30, 2006 and 2005 and for the period from inception (July 21, 2001) to June 30, 2005, and the
Nine Months Ended March 31, 2007 and 2006   F-6

	For the nine	For the nine	For the year	For the year	Period from Inception
	months ended	months ended	ended	ended	July 21, 2001 to
	3/31/2007	3/31/2006	6/30/2006	6/30/2005	June 30, 2005
	unaudited	unaudited			unaudited
Cash Flows From Operating Activities
Receipts from customers	$819,354	$389,238	$366,279	$19,962	$130,933
Payments to suppliers, salaries	(2,859,156)	(1,459,259)	(2,025,483)	(999,646)	(2,412,471)
Interest received	2,585	349	476	-	1,439
Interest paid	(36,830)	(30,763)	(50,368)	(30,851)	(64,921)
Taxes paid	-	-	(2,375)	(300)	(1,125)
Net Cash Used in Operating Activities	(2,074,047)	(1,100,435)	(1,711,471)	(1,010,835)	(2,346,145)

Cash Flows Used in Investing Activities
Organization costs	-	-	-	-	(11,500)
Purchase of fixed assets	(18,916)	(25,000)	(33,524)	-	(244,103)
Net Cash Used in Investing Activities	(18,916)	(25,000)	(33,524)	-	(255,603)

Cash Flows From Financing Activities
Loans from banks	-	-	-	230,050	299,980
Payments on capital lease obligations	(35,721)	(19,323)	(31,238)	(33,306)	(33,680)
Proceeds from issuance of convertible debentures	-	-	-	-	1,655,500
Short term loans	13,000	445,000	445,000	31,395	30,000
Sale of common stock	1,877,000	550,000	1,500,000	872,200	924,430
Net Cash Provided by Financing Activities	1,854,279	975,677	1,913,762	1,100,339	2,876,230

Net Increase in Cash	(238,684)	(149,758)	168,767	89,504	274,482

Cash at the Beginning of Year	443,249	$274,482	274,482	184,978	-

Cash at End of Year	$204,565	$124,724	$443,249	$274,482	$274,482

	For the nine	For the nine	For the year	For the year	Period from Inception
	months ended	months ended	ended	ended	July 21, 2001 to
	3/31/2007	3/31/2006	6/30/2006	6/30/2005	June 30, 2005
	unaudited	unaudited			unaudited
Reconciliation of Net Loss to Net Cash
Used by Operating Activities
Net loss	$(2,615,986)	$(1,387,795)	$(1,787,347)	$(5,161,366)	$(7,264,589)
Adjustments to reconcile net income/(loss) to net cash
used by operating activities:
Depreciation & amortization	56,812	71,232	95,253	82,754	187,798
Stock issued for fees and related expenses	5,000	383,000	383,000	3,557,000	3,940,634
Stock issued for accrued consulting fees	-	-	-	120,000	120,000
Deemed dividend issued in conversion for stock	-	-	-	-	14,801
Accrued interest exchanged for stock	-	-	-	21,385	150,516
Treasury stock exchanged for officers's advances	-	-	-	-	(208,195)
Changes in:
Trade receivables	3,221	(14,395)	(248,669)	(44,979)	(44,979)
Inventory	-	-	(64,085)	-	-
Prepaid expenses	90,000	(90,000)	(90,000)	-	-
Accounts payable and accrued expenses	296,886	(103,281)	(81,146)	409,258	707,263
Accrued interest payable	44,394	24,635	35,523	606	606
Convertible debentures - accrued interest	34,500	23,419	46,000	4,507	50,000
Deferred income	11,126	-	-	-	-
Net Cash Used by Operating Activities	$(2,074,047)	$(1,093,185)	$(1,711,471)	$(1,010,835)	$(2,346,145)

Supplemental disclosures:
Schedule of Noncash Investing and financing Transactions:
Exchanged stock for assets and liabilities of
e-Learning Desktop	$572,222	$-	$-	$-	$-
Exchanged stock for stock for NuScribe, Inc.	$9,000,000	$-	$-	$-	$-
Exchanged stock to note payable	$-	$-	$300,000	$-	$-
Capital equipment contributed in exchange
for common stock	$-	$-	$-	$-	$39,800
Accrued consulting fees exchanged
for common stock	$5,000	$383,000	$383,000	$120,000	$503,000
Convertible debentures and accrued interest
exchanged for common stock	$-	$-	$-	$471,314	$1,096,867

Notes to Consolidated Financial Statements   F-7

1. NATURE OF OPERATIONS

Vemics, Inc. (the “company”) was organized on July 17, 2001 as a Delaware corporation. The Company is engaged as a visual communications hosted service providing the ability to end users to replicate the same dynamic of a live business meeting or classroom. Vemics has developed a proprietary user interface that sits on top of a technology platform that is built on a series of licensing agreements that, in total enables real time, interactive instructor-led courses or business meetings to be delivered via easily accessible, broadband connections to our servers using standard off the shelf modern computers.

Vemics delivers live, instructor-led courses, from “best of Class” content providers, directly to its clients in a replication of a fully functional live classroom environment. The Vemics system allows teachers to see and hear students live, students can see and hear teachers live, and students can see and hear each other live, all of which is controlled at the teacher station. In addition, Vemics provides this hosted service as both a classroom and business meeting application.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company was formerly a development stage company because it had not achieved planned principal operations and accordingly the Company’s activities had been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SAFAS 7"). As of July 1, 2005 the Company achieved its planned operations and began to earn substantial revenue and accordingly we no longer report on the basis of SAFAS 7. Our deficit accumulated from inception until June 30, 2005 is shown as a separate component in our equity section.

On November 8, 2005 OMII Corp. acquired all the shares of Vemics, Inc. the Delaware corporation in an exchange of stock transaction and it became a 100% owned subsidiary of OMII. The name of OMI was than changed to Vemics, Inc., a Nevada corporation (see Note 3 for details). The acquisition was accounted for as a reverse acquisition, no goodwill or other intangible assets have been recorded. Vemics, Inc. the Delaware Corporation has been treated as the “Acquirer” of OMII for financial reporting purposes as it shareholders control more then 50% of the post transaction of the combined company. Therefore, the accompanying presentation presents the historic financials of Vemics, Delaware, and the accounting acquirer.

Unaudited Interim Results

The accompanying unaudited interim consolidated balance sheet as of March 31, 2007, the statements of operations and cash flows for the nine months ended March 31, 2007 and the statement of stockholders’ deficiency for the nine months ended March 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of March 31, 2007 and results of operations and cash flows for the nine months ended March 31, 2007 and 2006. The results of operations for the nine months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending June 30 2007 or for any other interim period or for any other future year.

Going Concern

From inception through June 30, 2005, the Company had been in the development stage, devoting substantially all of its efforts to research and development of its technologies, acquisition of equipment and raising capital. The Company has incurred operating losses to date and has an accumulated deficit of approximately $9,052,000 at June 30, 2006. The Company’s activities have been primarily financed through convertible debentures, private placements of equity securities and capital lease financing. The Company may need to raise additional capital through the issuance of debt or equity securities to fund its operations. The financing may not be available on terms satisfactory to the Company, if at all.

Basis of Accounting

The accompanying consolidated financial statements include the accounts of Vemics, Delaware and OMII Corp. (now Vemics, Inc). The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Significant accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows are summarized below.

Cash Equivalents

Money market funds and investment instruments with original maturities of ninety days or less are considered cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable.

As of March 31, 2007 and June 30, 2006 and 2005, the Company had cash balances at a certain financial institution in excess of federally insured limits. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The Company mitigates this risk by depositing its cash in high quality financial institutions

To reduce credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition but does not generally require collateral. Approximately 88%, 99% and 85% of the accounts receivable balances represent amounts due from two customers at March 31, 2007, June 30, 2006 and 2005, respectively. At March 31, 2007, June 30, 2006 and 2005, accounts receivables of approximately $338,000, $702,000 and $56,038, respectively were from such customers.

Approximately 48%, 84% and 89%of sales represents amounts sold to 5, 4 and 5 customers for the nine months period ending March 31, 2007 and for the years ended June 30, 2006 and 2005, respectively.

The Company has historically provided financial terms to customers in accordance with what management views as industry norms. Financial terms, for credit -approved customers, are generally on a net 30-61 day basis, though most customers are entitled to a prompt payment discount. Management periodically and regularly reviews customer account activity in order to assess the adequacy of allowances for doubtful accounts, considering such as economic conditions and each customer’s payment history and creditworthiness. If the financial condition of our customers were to deteriorate, or if they were otherwise unable to make payments in accordance with management’s expectations, we might have to increase our allowance for doubtful accounts, modify their financial terms and/or pursue alternative collection methods.

Property, Equipment and Depreciation

Depreciation and amortization are provided for by straight-line method over the useful lives of the assets, which varies from five to seven years. Cost of repairs and maintenance are charged to operations in the period incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with Statement of financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment for Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows
Impairment of Long-Lived Assets - continued

expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of the asset exceeds the fair value of the asset.

Fair Value of Financial Instruments

Management believes that the carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these instruments. The carrying amount of the Company’s long-term debt also approximates fair value, based on market quote values (where applicable) or discounted cash flow analyses.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse. Valuation allowances are established when it is necessary to reduce deferred income tax assets to the amount, if any, expected to be realized in future years.

Net earning (loss) per share

Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible notes in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue recognition

The Company anticipates having four sources of income. The primary revenue will be generated through the delivery of sponsored educational programs in the Medical, Financial and Legal markets. The second source of revenue is the licensing of “seats” on our hosted service.

The Company will also provide consulting help desk and instructional design services to customers and will bill as consultation and other services are rendered.

The installations of hardware and software systems will be earned after installation has been completed.

Advertising costs

Advertising costs are reported in selling, general and administrative expenses and include advertising, marketing and promotional programs. As of March 31, 2007 and June 30, 2006, all of these costs were charged to expenses in the period or year in which incurred. Advertising costs for the nine months ended March 31, 2007 and for year ended June 30, 2006 were $54,922 and $43,422, respectively.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123®, Share-Based Payment. SFAS 123® establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. Under SFAS 123®, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB No. 25, Accounting for Stock Issued to Employees. Instead, companies will be required to account for such transactions using a fair-value method and to recognize compensation expense over the period during which an employee is required to provide services in exchange for the ward. In April 2005, the SEC delayed the effective date of SFAS 123® to fiscal years beginning after June 15, 2005. Management is currently assessing the impact that adoption of this Statement will have on the Company’s Consolidated Financial Statements.

3. SHAREHOLDERS’ EQUITY (DEFICIENCY)

Common stock

The Company as of March 31, 2007, June 30, 2006 and 2005 has a total of 37,457,183, 23,345,483 and 16,694,517 units outstanding, respectively. There are an additional 368,407 units in Treasury Stock as of March 31, 2007, June 30, 2006 and 2005.

Warrants

As of March 31, 2007, the Company has 5,211,753 shares of Common Stock reserved for issuance upon exercise of warrants to various shareholders and service providers. These warrants have an expiration date of five years from their date of issuance and expire at various dates through February 2010. Each warrant will entitle the holder thereof to purchase one share of Common Stock at an exercise price of $1.50 per share. Management has not assigned a value to these warrants, as it is not practicable to estimate fair value for these financial instruments. It also reserves the rights to redeem the warrants at $.10 per warrant if there is a subsequent initial public offering and market value per share meets certain levels.

Recapitalization

The Company had an exchange of stock of 2.21932 shares of OMII Corp. a Nevada corporation, the acquiring company, for one share of Vemics, Inc. a Delaware corporation on November 8, 2005. The surviving company changed its name to Vemics, Inc. and the management of the new company became the responsibility of the original Vemics, Inc., the Delaware Corporation.

Vemics, Inc. a Delaware corporation exchanged shares of outstanding common stock on December 1, 2004 at 500 to 1. As a result of that exchange, the shares outstanding of approximately 6,446 shares were exchanged for 3,222,985 of new shares of common stock. Additional shares of 109,863 were issued and exchanged to protect original shareholders from an anticipated offering of common stock at a purchase price of $1.00 and a warrant to purchase one share of Common stock at an exercise price of $1.50 per share. There were 6,374 additional shares exchanged at 500 to 1 for 3,187,000 of new shares of common stock.

4. PROPERTY, EQUIPMENT AND PURCHASED SOFTWARE

Depreciation and amortization expense for the nine months ended March 31, 2007 and 2006 was $55,661 and $72,232 for the years ended June 30, 2006 and 2005 was $95,253 and $82,754. The cost and related accumulated depreciation of disposed assets are removed from the applicable accounts and any gain or loss is included in income in the period of disposal.

Property, equipment and purchased software are stated at cost and consist of the following:

	3/31/2007	6/30/2006	6/30/2005
Furniture and fixtures	2,600	2,600	2,600
Software	72,430	72,430	72,430
Equipment	380,422	361,508	327,982
	455,452	436,538	403,012

Less Accumulated Depreciation & Amortization	328,363	272,703	179,748
	127,089	163,835	223,264

5. SHORT TERM NOTES PAYABLE

The Company has borrowed $10,000, from one member of the Board of Directors and another $20,000 from another board member that had been paid back, at a rate of interest of 4% payable for a total amount due including accrued interest of $10,933, $31,806 and $30,606 as of March 31, 2007 and June 30, 2006 and 2005, respectively. The funds were borrowed in December 2004 with the intention of repaying these lenders with the anticipation of raising sufficient funds from a Private Placement Offering.

6. LONG TERM NOTE PAYABLE

On October 20, 2005, the Company agreed to purchase back shares of several shareholders referred to as theWellbrock Group, that was exchanged for a three year balloon note for $300,000 to be amortized over ten years at 8%. The shares  of  stock are to be held in escrow until the notes are completely paid. If there are any late payments per  the payment schedule, the shares are to be released from escrow and to revert back to the original shareholders. An additional payment of $10,000 to satisfy legal fees incurred was paid by the Company in two installments of $5,000 in October 2005 and January 2006. As of March 31, 2007 and June 30, 2006 the amount owed was $303,078 and $306,792, respectively. The first ten monthly payments of principal and interest are to be in installments of $1,000 and the remaining 26 payments are to be installments of $3,639.83. The balloon payment of $272,076 is payable on November 1, 2008.

Payments related to the long-term note payable described above for the years ending June 30th are as follows:

2007	$8604
2008	20,566
2009	277,622
Total	$306,792

7. CONVERTIBLE DEBENTURES:

17.98% - Convertible debenture - Payable on September 30, 2004

On December 19, 2001, the Company issued a $100,000 Convertible Debenture. The original note was to be paid back at quarterly intervals for $18,500 starting September 2002 until completed for a total of $150,000. The note has been revised to accrue interest of $50,000 through September 30, 2004 the original due date. The effective interest rate is 17.98%.

The debenture is to begin to be paid in January 2008 over a period of 18 months at a monthly amount of $8,333.
The bondholder has agreed to no additional interest beyond September 30, 2004.

At any time, the Debenture is convertible into common shares at a conversion price of $500 per share.

Convertible Debenture - 8%

From the time period of July 31, 2003 through June 30, 2004, the Company issued a total of $905,500 Convertible Debentures. Interest on the unpaid balance of the Debentures is calculated at the rate of 8% per annum and unless the Debenture is converted to common stock as described below; such interest is payable by January 1, 2008 (the "Maturity Date") or the earlier prepayment of the Debenture.

On October 1, 2004, accrued interest of $9,472 and $330,500 of Debentures were converted into 1,509,138 of common shares. There is remaining $575,000 of Debentures and accrued interest of $139,391 and $104,891 $58,891 as of March 31, 2007, June 30, 2006 and 2005, respectively payments related to the convertible debenture described above for the years ending June 30th are as follows:

2007	-0-
2008	575,000
Total	575,000

Convertible Debenture - 10%

Since September 1, 2005, the Company has issued a total of $445,000 Convertible Debentures. Interest on the unpaid balance of the Debentures is calculated at the rate of 10% per annum and unless the debenture is converted to common stock such interest and principal is payable by September 30, 2006 (the “Maturity Date”) or the earlier prepayment of the Debenture.

This Debenture is convertible to one share of Common Stock at $1.00 per share and one warrant at $1.00.

As of March 31, 2007 and June 30, 2006 there was outstanding Debentures of $445,000. On March 31, 2007 and June 30, 2006 there was accrued interest of $60,181 and $26,532, respectively. This debenture is included in Short Term Notes Payable.

Payments related to the Convertible Debentures described above for the year ending June 30th are as follows:

2006	-0-
2007	-0-
2008	445,000
Total	445,000

8. BANK LINE OF CREDIT

The Company has a $300,000 secured working capital line of credit of which $100,000 is guaranteed by a shareholder with Somerset Hills Bank payable on October 5, 2006. On October 12, 2006, the Line of Credit was extended to October 5, 2007. On February 12, 2007, the Company invested in a six month Certificate of Deposit with an interest rate of 4.64% with the bank and this security acts as a collateral for the remaining $200,000 line of credit. The terms of the promissory note is at rate referred to as independent index, which is the Prime Rate, as published in The Wall Street Journal (the “index”) plus .5% rounded up to the nearest 0.125%. The rate of interest for both March 31, 2007 and June 30, 2006 was 8.75%. As of March 31, 2007 and June 30, 2006 the outstanding balance was $299,980. There was no accrued interest payable as of March 31, 2007 and June 30, 2006, and $3,526 as of June 30, 2005.

The initial line of credit was $100,000 dated April 21, 2004. On September 30, 2004 the line of credit was extended an additional $100,000 for a total of $200,000. On January 27, 2005 the line of credit was extended an additional $100,000 for a total of $300,000.

9. CAPITAL LEASES

The Company is leasing computer equipment from Dell Financial. The lease term is 48 months with an expiration date of September 2007. At the end of the lease the Company will own the equipment. Monthly payments including principal and interest at 25.99% per annum are $165.

The Company is also leasing computer equipment from Valley Commercial Capital, LLC. The lease term is 36 months with an expiration date of July 2007. At the end of the lease the Company will own the equipment. Monthly payments including principal and interest at 7% are $3,526.

The Company is also leasing computer equipment from CitiCapital. The lease term is 36 months with an expiration date of August 2007. At the end of the lease the Company will own the equipment. Monthly payments including principal and interest at 25% per annum are $987.

These assets are being depreciated over their estimated useful economic lives and are included in the depreciation expenses for the nine months ended March 31, 2007 and 2006 for the years ended June 30, 2006 and 2005.

Future minimum lease payments and purchase options under capital leases are:

	3/31/2007	6/30/2006	6/30/05
June 30, 2005	-0-	-0-	44,299
2006	-0-	28,141	44,299
2007	22,582	36,652	4,516

Total	22,582	64,794	93,114
Less: Amount representing Interest	4,113	10,604	7,686
Present Value of Minimum Lease Payments
And Purchase Options	18,469	54,190	85,428
Less: Current Portion	18,469	47,628	38,963

Long term portion	-0-	6,562	46,465

10. Rent
The Company has used a customer’s office space for its operations on as needed basis. The Company has paid $14,367 and $70,551 for the years ended June 30, 2006 and 2005 and $29,318 and $21,334 and $30,518 for the nine months ended March 31, 2007 and 2006, respectively.

Related Party Transactions

Total rent expense paid to these related parties for the nine months ended March 31, 2007 and 2006 was $4,500 and $10,000, respectively, and for the years ended June 30, 2006 and 2005 was $14,367 and $34,410, respectively.

 11. INCOME TAXES

	3/31/2007	6/30/2006	6/30/05

Taxes on income include provision (benefits) for:
Federal income taxes	-0-	-0-	-0-
State and local income taxes	-0-	2,375	-0-
Total	-0-	2,375	-0-

Taxes on income are comprised of:
Current	-0-	-0-	-0-
Deferred	-0-	-0-	-0-
Total	-0-	-0-	-0-

The Company did not have a current or deferred provision for income taxes for the period from inception July 21, 2001 to December 31, 2003. Deferred tax assets comprise the following at March 31, 2007 and June 30, 2006. At September 30, 2006, the Company had net operating loss (NOL) carryforwards of approximately $11,597,000. Utilization of NOL carryfoward may be limited under various sections of the Internal Revenue Code depending on the nature of the Company’s operations.

12. LEGAL CONTINGENCIES
In the normal course of business the Company is involved in lawsuits and claims. While the amounts claimed could be material, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be affected by certain contingencies. However, based on facts currently available including the insurance coverage that the Company has in place, management believes that the outcome of these lawsuits and claims will not have a material adverse effect on the Company’s financial position.

13.	SEGMENT REPORTING - UNAUDITED

The Company has two reportable segments Education and Healthcare services as of October 16, 2006 as a result of the acquisition of NuScribe, Inc. The Company’s reportable segments are strategic business units that offer different services. The accounting policies of the segments are the same as those described in the summary of accounting policies.

Financial information by industry segments is summarized below for the nine months ended March 31, 2007:

Revenues:
	Education		516,925
	Healthcare		299,208
		Total Revenues	816,133
Cost of Revenues:
	Education		157,791
	Healthcare		97,691
		Total Cost of Revenues	255,482
Gross Profit:
	Education		359,134
	Healthcare		201,517
		Total Gross Profit	560,651
Segment Assets:
	Education		678,666
	Healthcare		7,500
		Total Reportable Segments	686,166
		Corporate and others	9,572,222
		Consolidated Assets	10,258,388

14. SUBSEQUENT EVENT- UNAUDITED

On October 16, 2006, the Company announced that it acquired all of the shares of NuScribe™, Inc. The transaction is valued at up to $9 million in an all-stock transaction with Vemics’ stock valued at $.90 per share (issued 10 million shares valued at $.90 per share). NuScribe™, Inc. is a developer of voice recognition software applications and web-based productivity tools for the medical, pharmaceutical and healthcare industries. The combined Vemics and NuScribe technologies will be well positioned to serve a market of over 600,000 physicians in the United States with an integrated real-time productivity toolset, greatly reducing the cost and time spent creating electronic medical records industry-wide.

Physicians nationwide will benefit from greatly simplified electronic medical records creation, freeing more time for patients. In addition, doctors will have real-time access to medical records and other healthcare professionals nationwide, lowering medical costs and improving clinical results. Also, the new web conferencing platform eliminates travel to live continuing medical education seminars and medical events. Medical professionals can also utilize the platform to deliver online seminars.

NuScribe SMR™, NuScribe’s flagship product, is a web-based, speech-enabled medical documentation system that helps medical professionals save time, increase revenue and cut costs while streamlining the entire medical transcription process. The system enables physicians to create, edit, sign and dispatch patient notes, electronic medical records, prescriptions, referral letters and more. NuScribe’s document templates, voice marcos and patient-specific fields, customized for the physician, greatly reduce physical dictation time and costs.

On February 15, 2007, Vemics acquired the assets and liabilities of e-Learning Desktop Inc. (ELD) a technology company based in British Columbia, Canada that has developed a learning platform that provides a safe,technology-based shortcut to a western education via an online virtual classroom for students worldwide. ELD had nominal revenues and losses since inception.

15. PRO FORMA ADJUSTMENTS OF ACQUISITION

On October 16, 2006 Vemics, Inc, completed its acquisition of a hundred percent acquisition of the shares of NuScribe, Inc. Both companies are incorporated and domiciled in the United States. The unaudited pro-forma condensed consolidated financial statements for the year ended June 30, 2006 herewith has been presented as if the acquisition of the subsidiary had occurred by the date of the financial statement.

15.a PRO FORMA ADJUSTMENTS

The pro-forma adjustments arising from the consolidation of Vemics, Inc. and NuScribe, Inc. are explained below.

(1) Eliminations of intercompany receivable and payable

15.b UNAUDITED PRO FORMA CONDENSED CONSOLIDIATED BALANCE SHEETS
AT JUNE 30, 2006

			Pro-forma
	Vemics	NuScribe	Combined
CURRENT ASSETS
Cash and cash equivalents	443,249	53,141	496,390
Trade and other receivables	293,647	-0-	293,647
Inventory	64,085	-0-	64,085
Prepaid expenses	90,000	6,000	96,000
TOTAL CURRENT ASSETS	890,981	59,141	950,122

NON-CURRENT ASSETS
Property and equipment, net	163,835	-0-	163,835
Other assets	1,150	-0-	1,150
TOTAL NON-CURRENT ASSETS	164,985	-0-	164,985

TOTAL ASSETS	1,055,966	59,141	1,115,107

CURRENT LIABILITIES
Notes and leases payables - current	1,009,549	-0-	1,009,549
Trade and other payables	626,117	59,769	685,886
TOTAL CURRENT LIABILITIES	1,635,666	59,769	1,695,335

NON-CURRENT LIABILITIES
Convertible debentures	679,891	-0-	679,891
Notes and leases payables	305,750	-0-	305,750
TOTAL NON-CURRENT LIABILITIES	985,641	-0-	985,641

SHAREHOLDERS’ EQUITY/DEFICIENCY
Prefered stock	-0-	1,750	1,750
Common stock	23,345	-0-	23,345
Paid In capital	7,971,445	348,250	8,319,695
Less: Treasury Stock	(508,195)	-0-	(508,195)
Accumulated deficiency	(9,051,936)	(350,628)	(9,304,986)
TOTAL SHAREHOLDERS’
EQUITY/DEFICIENCY	(1,565,341)	(628)	(1,565,969)

TOTAL LIABILITES AND SHAREHOLDERS’
EQUITY/DEFICIENCY	1,055,966	59,141	1,115,107

15.c UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2006

	Vemics	NuScribe	Pro-forma
			Combined

Revenues	693,574	365,103	1,058,677
Expenses	2,478,546	715,731	3,194,277

Profit (loss) before income tax expense	(1,784,972)	(350,628)	(2,135,600)

Income tax expense	2,375	-0-	2,375

Net profit (loss)	(1,787,347)	(350,628)	(2,137,975)

Loss per common share	(0.09)		(0.11)

Weighted average number of shares outstanding	20,020,000		20,020,000

NuScribe, Inc.

Report of Independent Auditor       F-8

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Vemics, Inc.

We have audited the accompanying balance sheet of NuScribe, Inc. as of June 30, 2006 and the related statements of operations, changes in partner’s equity (deficiency) and stockholders’ equity (deficiency) and statements of cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those statements require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NuScribe, Inc. as of June 30, 2006 and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 3 to the financial statements, the Company has incurred operating losses since its inception which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
March 14, 2007

Balance Sheets - As of September 30, 2006 and June 30 2006                      F-9

	9/30/2006	6/30/2006
ASSETS	unaudited
Current assets:
Cash and cash equivalents - interest bearing	$-	$53,141

Security deposit	6,000	6,000

Total Current Assets	6,000	59,141

	$6,000	$59,141

LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIENCY)

Current liabilities:
Short-term notes payable	$25,000	$-
Accounts payable and accrued expenses	61,528	59,769
Total Current Liabilities	86,528	59,769

Total Liabilities	86,528	59,769

Stockholders' Equity/(Deficiency):
Preferred StockSeries A, convertible, non cumulative, par value $.001
2,000,000 shares authorized
1,750,000 shares issued and outstanding	1,750	1,750
Common stock, par value $.001, 12,000,000 shares authorized,
8,000,000 shares issued and outstanding	8,000	8,000
Subscriptions receivable	(8,000)	(8,000)
Additional Paid in Capital	348,250	348,250
Accumulated deficit	(430,528)	(350,628)

Total Stockholders' Equity (Deficiency)	(80,528)	(628)

	$6,000	$59,141

Statement of Operations - Three months ended September 30, 2006, and 2005, and for the years ended
June 30, 2006 and 2005                               F-10

		For the three	For the three	For the year	For the year
		months ended	months ended	ended	ended
		9/30/2006	9/30/2005	6/30/2006	6/30/2005
		unaudited	unaudited
Revenues
Revenues		$ 95,525	$ 83,194	$ 365,103	$ 338,511

Cost of goods sold		17,410	10,196	109,876	94,311

Gross Profit		78,115	72,998	255,227	244,200

Expenses:
Research and development		13,745	-	20,076	10,080
Consulting, commissions and travel		56,198	50,632	438,979	156,440
Operational fees and expenses		23,575	16,546	90,700	44,796
Professional fees		4,755	3,143	6,010	5,301
Payroll and related taxes		45,841	-	-	-
Production, advertising, brochures and public relations		11,482	1,139	41,589	7,177

	Total Expenses	155,596	71,460	597,354	223,794

Income/(Loss) before other expenses		(77,481)	1,538	(342,127)	20,406

Other expenses:
Interest income		31	-	1,487	-
Interest expense		(2,450)	(1,984)	(9,988)	(535)
	Total Other Expenses	(2,419)	(1,984)	(8,501)	(535)

Net income/(loss)		$ (79,900)	$ (446)	$ (350,628)	$ 19,871

Net loss per share, diluted		$ (0.01)		$ (0.04)

Weighted average common shares outstanding, diluted		8,000,000		8,000,000

Statements of Changes in Partners Equity (Deficiency) and Stochholders Equity (Deficiency)
for the Three months ended September 30, 2006, and years ended June 30, 2006 and 2005     F-11

TOTAL

PARTNER'S

RETAINED
EQUITY/(DEFICIT)

ADDITIONAL
PARTNERS

EARNINGS/
STOCKHOLDERS'

COMMON
PREFERRED
COMMON
PREFERRED
PAID IN
CONTRIBUTIONS/
SUBSCRIPTIONS
ACCUMULATED
EQUITY/

 DESCRIPTION
SHARES
SHARES
AMOUNT
AMOUNT
CAPITAL
DISTRIBUTIONS
RECEIVABLE
DEFICIT
DEFICIENCY

 Balance as of June 30, 2004
-
-
$ -
$ -
$ -
$ -
$ -
$ 2,568
$ 2,568

 Partners Contributions/Distributions
(43,569)
(43,569)

 Net income
19,871
19,871

 Balance as of June 30, 2005
-
-
-
-
-
(43,569)
-
22,439
(21,130)

 Partners Contributions/Distributions
21,130
21,130

 Convert LP to a Corporation
22,439
(22,439)
-

 Issuance of common stock
8,000,000
8,000
(8,000)
-

 Issuance of preferred stock
350,000
1,750
348,250
350,000

 Net loss
(350,628)
(350,628)

 Balance as of June 30, 2006
8,000,000
350,000
8,000
1,750
348,250
-
(8,000)
(350,628)
(628)

 Net loss

(79,900)
(79,900)

 Balance as of September 30, 2006 (unaudited)
8,000,000
350,000
$ 8,000
$ 1,750
$ 348,250
$ -
$ (8,000)
$ (430,528)
$ (80,528)

Statement of Cash flows for the Three months ended September 30, 2006, and September 30 2005, and years ended
June 30, 2006, and 2005             F-12

For the three

For the three

For the year

For the year

months ended

months ended

ended

ended

9/30/2006

9/30/2005

6/30/2006

6/30/2005

unaudited

unaudited

 Cash Flows From Operating Activities

 Receipts from customers
$
83,628
$
82,883
$
367,103
$
336,511

 Payments to suppliers, salaries
(159,350
)
(67,530
)
(692,323
)
(279,243
)

 Interest received
31
-
1,487
-

 Interest paid
(2,450
)
(1,984
)
(9,988
)
(535
)

 Net Cash Provided by/(Used in) Operating Activities
(78,141
)
13,369
(333,721
)
56,733

 Cash Flows From Financing Activities

 Short term loans
25,000
-
-
-

 Partners contribution/distributions
(26,114
)
21,130
(43,569
)

 Sale of preferred stock
-
-
350,000
-

 Net Cash Provided by/(Used in) Financing Activities
25,000
(26,114
)
371,130
(43,569
)

 Net Increase/(Decrease) in Cash
(53,141
)
(12,745
)
37,409
13,164

 Cash at the Beginning of Year
53,141
$
15,732
15,732
2,568

 Cash at End of Year
$
-
$
2,987
$
53,141
$
15,732

 Reconciliation of Net Income/(Loss) to Net Cash

 Used by Operating Activities

 Net income
$
(79,900
)
$
(446
)
$
(350,628
)
$
19,871

 Adjustments to reconcile net income/(loss) to net cash

 provided by/(used by) operating activities:

 Changes in:

 Trade receivables
-
(311
)
2,000
(2,000
)

 Prepaid expenses
-
-
(6,000
)
-

 Accounts payable and security deposits
1,759
14,126
20,907
38,862

  Net Cash Provided by/(Used by)

  Operating Activities
$
(78,141
)
$
13,369
$
(333,721
)
$
56,733

PART III
ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number   Description
les of Incorporation
2.1  Share Exchange Agreement by and between Vemics, Inc. a Delaware corporation, and OMII, Inc., a Nevada corporation

3.1  Articles of Incorporation
3.05
3.2  Bylaws

10.1  Stock Purchase Agreement, dated October 16, 2006, by and among the Company and the stockholders of NuScribe, Inc., a Delaware corporation

10.2  Asset Purchase Agreement, dated January 25, 2007, by and between the Company and e-Learning Desktop, Inc.

10.3  Secured Convertible Promissory Note Bridge Funding dated December 2, 2005, by and between the Company and Valiant Holding Co., in the amount of $445,000.

10.4  Vemics, Inc. 2007 Equity Compensation Plan

10.5  Employment Agreement dated as of October 1, 2004 July 17, 2006 by and between Fred Zolla and Vemics, Inc.

10.6  Employment Agreement dated as of October 1, 2004, by and between Brian Howell and Vemics, Inc.

10.7  Employment Agreement dated as of October 1, 2004, by and between Richard L. Marciniak and Vemics, Inc.

21.1  Subsidiaries

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

Date: August 8,2007             By:   /s/ Fred Zola
                                                              Fred Zola CEO